FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Individual Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	6
Comprehensive Statement of Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
DMPL – 1/1/2011 to 6/30/2011	9
DMPL – 1/1/2010 to 06/30/2010	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	15
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
DMPL – 1/1/2011 to 6/30/2011	18
DMPL – 1/1/2010 to 6/30/2010	19
Statement of Value Added	20
Notes to the Financial Statements	21
Other Information Deemed as Relevant by the Company	131

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 6/30/2011
Paid in Capital
Common	99,680
Preferred	160,280
Total	259,960
Treasury Shares
Common	0
Preferred	233
Total	233

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share(Reais/ share)
Board of Directors Meeting	5/12/2011	Dividend	5/27/2011	Preferred	Class A Preferred Share	0.09000
Board of Directors Meeting	5/12/2011	Dividend	5/27/2011	Common		0.08181

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Individual Financial Statements/Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
1	Total Assets	15,660,304	15,989,211
1.01	Current Assets	4,346,228	4,687,886
1.01.01	Cash and Cash Equivalents	1,654,021	1,757,576
1.01.03	Accounts Receivable	520,228	880,370
1.01.03.01	Customers	468,270	880,370
1.01.03.02	Other Accounts Receivable	51,958	0
1.01.04	Inventories	1,583,839	1,573,254
1.01.06	Recoverable Taxes	476,928	363,762
1.01.06.01	Current Recoverable Taxes	476,928	363,762
1.01.07	Prepaid Expenses	85,253	109,765
1.01.08	Other Current Assets	25,959	3,159
1.01.08.03	Other	25,959	3,159
1.02	Noncurrent Assets	11,314,076	11,301,325
1.02.01	Long-Term Assets	1,813,513	1,740,803
1.02.01.03	Accounts Receivable	33,119	52,785
1.02.01.03.02	Other Accounts Receivable	33,119	52,785
1.02.01.06	Deferred Taxes	287,434	340,191
1.02.01.06.01	Deferred Income and Social Contribution Taxes	287,434	340,191
1.02.01.07	Prepaid Expenses	32,554	36,540
1.02.01.08	Receivables from Related Parties	1,042,436	804,556
1.02.01.08.02	Receivables from Subsidiaries	986,709	776,117
1.02.01.08.04	Receivables from Other Related Parties	55,727	28,439
1.02.01.09	Other Noncurrent Assets	417,970	506,731
1.02.01.09.03	Receivables Securitization Fund	121,074	117,613
1.02.01.09.04	Recoverable Taxes	10,160	119,802
1.02.01.09.05	Deposits for Court Appeals	286,736	269,316
1.02.02	Investments	3,870,812	4,088,102
1.02.02.01	Shareholding Interest	3,870,812	4,088,102
1.02.02.01.01	Interest in Associated Companies	-2	0
1.02.02.01.02	Interest in Subsidiaries	3,870,809	4,088,097
1.02.02.01.04	Other Equity Interest	5	5
1.02.03	Property, Plant and Equipment	4,953,962	4,801,998
1.02.03.01	In operation	4,465,730	4,249,971
1.02.03.02	Leased	47,000	26,639
1.02.03.03	In Progress	441,232	525,388
1.02.04	Intangible Assets	675,789	670,422
1.02.04.01	Intangible Assets	675,789	670,422
1.02.04.01.02	Intangible Assets	675,789	670,422

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
2	Total Liabilities	15,660,304	15,989,211
2.01	Current Liabilities	3,050,286	4,761,610
2.01.01	Payroll and Labor Liabilities	244,440	258,234
2.01.01.01	Payroll Liabilities	31,205	36,249
2.01.01.02	Labor Liabilities	213,235	221,985
2.01.02	Vendors	1,709,881	2,219,699
2.01.02.01	Local Vendors	1,665,383	2,170,234
2.01.02.02	Foreign Vendors	44,498	49,465
2.01.03	Tax Liabilities	167,785	143,886
2.01.03.01	Federal Tax Liabilities	167,785	143,886
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	167,785	143,886
2.01.04	Loans and Borrowings	593,920	1,228,030
2.01.04.01	Loans and Borrowings	286,509	686,566
2.01.04.01.01	In Local Currency	169,243	284,568
2.01.04.01.02	In Foreign Currency	117,266	401,998
2.01.04.02	Debentures	277,643	520,675
2.01.04.03	Financing by Leasing	29,768	20,789
2.01.05	Other Liabilities	287,513	853,909
2.01.05.01	Liabilities with Related Parties	103,293	513,820
2.01.05.01.01	Debts with Associated Companies	435	5,320
2.01.05.01.02	Debts with Subsidiaries	92,800	491,076
2.01.05.01.04	Debts with Other Related Parties	10,058	17,424
2.01.05.02	Other	184,220	340,089
2.01.05.02.01	Dividends and Interest on Equity Payable	1,848	114,654
2.01.05.02.04	Public Utilities	6,369	3,450
2.01.05.02.05	Rent	22,237	22,887
2.01.05.02.06	Advertising	33,807	31,396
2.01.05.02.07	Onlending to Third Parties	6,900	7,622
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211
2.01.05.02.09	Other Accounts Payable	98,848	145,869
2.01.06	Provisions	46,747	57,852
2.01.06.02	Other Provisions	46,747	57,852
2.01.06.02.02	Provisions for Restructuring	6,054	6,372
2.01.06.02.05	Taxes Paid by Installments	40,693	51,480
2.02	Noncurrent Liabilities	5,282,420	4,129,012
2.02.01	Loans and Borrowings	3,706,673	2,523,960
2.02.01.01	Loans and Borrowings	2,142,171	1,390,359
2.02.01.01.01	In Local Currency	1,482,150	1,059,583
2.02.01.01.02	In Foreign Currency	660,021	330,776
2.02.01.02	Debentures	1,488,213	1,067,472
2.02.01.03	Financing by Leasing	76,289	66,129
2.02.02	Other Liabilities	1,397,355	1,274,624
2.02.02.02	Other	1,397,355	1,274,624
2.02.02.02.03	Taxes Paid by Installments	1,385,974	1,269,246
2.02.02.02.04	Other Accounts Payable	11,381	5,378
2.02.03	Deferred Taxes	0	0
2.02.03.01	Deferred Income and Social Contribution Taxes	0	0
2.02.04	Provisions	178,392	326,857
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	178,392	326,857
2.02.04.01.01	Tax Provisions	73,892	236,564

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Individual Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
2.02.04.01.02	Social Security and Labor Provisions	0	0
2.02.04.01.03	Provision for Benefits to Employees	44,158	39,765
2.02.04.01.04	Civil Provisions	60,342	50,528
2.02.06	Backlog Profit and Revenues	0	3,571
2.02.06.02	Backlog Revenues	0	3,571
2.03	Shareholders’ Equity	7,327,598	7,098,589
2.03.01	Paid-in Capital Stock	6,118,232	5,579,259
2.03.02	Capital Reserves	370,260	463,148
2.03.02.02	Special Goodwill Reserve in Merger	238,930	344,605
2.03.02.04	Granted Options	123,932	111,145
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	621,237	841,784
2.03.04.01	Legal Reserve	212,339	212,339
2.03.04.05	Retention of Profits Reserve	-54,355	-213,158
2.03.04.10	Expansion Reserve	463,253	842,603
2.03.06	Equity Valuation Adjustments	217,869	214,398

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Statement of Income

R$ (in thousands)

Code	Description	Current Quarter	YTD Current	Same Quarter of	YTD Previous
		4/1/2011 to 6/30/2011	Year	Previous Year	Year
			1/1/2011 to 6/30/2011	4/1/2010 to 6/30/2010	1/1/2010 to 6/30/2010
3.01	Gross Revenue from Goods and/or Services	3,984,226	7,843,094	3,746,610	7,600,325
3.02	Cost of Goods Sold and/or Services Sold	-2,885,711	-5,666,564	-2,763,002	-5,625,050
3.03	Gross Profit	1,098,515	2,176,530	983,608	1,975,275
3.04	Operating Income/Expenses	-910,684	-1,700,049	-836,973	-1,553,079
3.04.01	Selling Expenses	-654,208	-1,260,912	-591,508	-1,168,582
3.04.02	General and Administrative	-130,307	-273,250	-124,825	-262,415
3.04.04	Other Operating Income	-71,115	-76,393	-21,169	-20,839
3.04.04.01	Income with Permanent Assets	-936	-422	-1,912	-1,582
3.04.04.02	Other Operating Income	5,826	0	0	0
3.04.04.03	Noncurrent Income	-76,005	-75,971	-19,257	-19,257
3.04.05	Other Operating Expenses	-68,384	-139,484	-121,529	-186,193
3.04.05.01	Depreciation/Amortization	-68,352	-139,484	-66,039	-130,703
3.04.05.02	Other Operating Expenses	-32	0	-55,490	-55,490
3.04.06	Equity in the Earnings of Subsidiaries and Associated Companies	13,330	49,990	22,058	84,950
3.05	Income before Financial Income and Taxes	187,831	476,481	146,635	422,196
3.06	Financial Result	-106,610	-230,383	-72,483	-133,329
3.06.01	Financial Income	85,778	163,819	51,472	108,531
3.06.02	Financial Expenses	-192,388	-394,202	-123,955	-241,860
3.07	Earnings before income taxes	81,221	246,098	74,152	288,867
3.08	Income and Social Contribution Taxes on Income	9,821	-22,656	-18,649	-58,488
3.08.01	Current	889	0	4,536	10,400
3.08.02	Deferred	8,932	-22,656	-23,185	-68,888
3.09	Net Income from Continued Operations	91,042	223,442	55,503	230,379
3.11	Income/Loss for the Period	91,042	223,442	55,503	230,379
3.99	Earnings per Share - (Reais/Share)

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Individual Financial Statements/Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Current Quarter	YTD Current	Same Quarter of	YTD Previous
		4/1/2011 to 6/30/2011	Year	Previous Year	Year
			1/1/2011 to 6/30/2011	4/1/2010 to 6/30/2010	1/1/2010 to 6/30/2010
4.01	Net Income/Loss for the Period	0	0	0	0
4.03	Comprehensive Income for the Period	0	0	0	0

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Individual Financial Statements/Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2011 to 6/30/2011	YTD Previous Year 1/1/2010 to 6/30/2010
6.01	Cash Flow provided by Operating Activities	-328,741	-448,782
6.01.01	Cash Generated in the Operations	470,578	474,814
6.01.01.01	Net Income for the Year	223,442	230,379
6.01.01.02	Deferred Income Tax (Note 21)	-2,113	68,888
6.01.01.03	Loss or disposal of properties and equipment	431	2,991
6.01.01.04	Depreciation/Amortization (Note 16)	139,484	130,703
6.01.01.05	Unedited Financial Expenses	137,130	91,095
6.01.01.06	Adjustment to Present Value	-17,756	0
6.01.01.07	Equity Pickup (Note 14)	-49,990	-84,950
6.01.01.08	Provision for Contingencies (Note 22)	27,163	23,025
6.01.01.09	Provision for Write-offs and Losses in Property and Equipment	0	-588
6.01.01.10	Share-Based Payment	12,787	13,271
6.01.02	Changes in Assets and Liabilities	-799,319	-923,596
6.01.02.01	Accounts Receivable	430,784	78,388
6.01.02.02	Inventories	-10,585	70,753
6.01.02.03	Recoverable Taxes	3,799	-104,708
6.01.02.04	Other Assets	-45,278	-154,902
6.01.02.05	Related Parties	-626,171	-248,908
6.01.02.06	Judicial Deposits	-29,030	-19,311
6.01.02.07	Vendors	-509,818	-511,893
6.01.02.08	Payroll Charges	-13,794	-20,199
6.01.02.09	Taxes and Social Contributions Payable	132,756	9,820
6.01.02.10	Other Accounts Payable	-131,982	-22,636
6.02	Cash flow used in Investmenting Activities	-34,260	-366,298
6.02.01	Acquisition of Subsidiaries	282,211	-28,552
6.02.02	Capital Increase in Subsidiaries	-309,306	-325,847
6.02.03	Acquisition of Property and Equipment	-22,899	-13,509
6.02.04	Increase in Intangible Assets	15,734	1,610
6.03	Proceeds From sale of Property and Equipment	259,446	176,240
6.03.01	Net Cash provided by (used in) from Financing Activities	11,797	29,299
6.03.02	Capital Increase/Decrease	1,464,303	333,621
6.03.03	Funding and Refinancing	-682,611	-36,311
6.03.04	Payments	-398,752	-38,338
6.03.05	Interest Paid	-135,291	-112,031
6.05	Payment of Dividends	-103,555	-638,840
6.05.01	Increase (Decrease) in Cash and Cash Equivalents	1,757,576	1,928,437
6.05.02	Cash and Cash Equivalents Beginning of Year	1,654,021	1,289,597

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements / Statement of Changes in Shareholders’ Equity / DMPL – 1/1/2011 to 6/30/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balances	5,579,259	463,148	1,056,182	0	0	7,098,589
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	0	0	7,098,589
5.04	Capital Transactions with Partners	538,973	-92,888	-421,501	-22,485	0	2,099
5.04.01	Capital Increases	11,797	0	0	0	0	11,797
5.04.03	Recognized Granted Options	0	12,787	0	0	0	12,787
5.04.06	Dividends	0	0	0	-22,485	0	-22,485
5.04.08	Reserve Capitalization	527,176	-105,675	-421,501	0	0	0
5.05	Total Comprehensive Income	0	0	0	223,442	0	223,442
5.05.01	Net Income for the Period	0	0	0	223,442	0	223,442
5.06	Internal Changes of Shareholders’ Equity	0	0	3,468	0	0	3,468
5.06.01	Reserves	0	0	3,468	0	0	3,468
5.07	Closing Balances	6,118,232	370,260	638,149	200,957	0	7,327,598

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Statement of Changes in Shareholders’ Equity / DMPL – 1/1/2010 to 6/30/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	5,374,751	647,232	602,237	0	0	6,624,220
5.03	Adjusted Opening Balance	5,374,751	647,232	602,237	0	0	6,624,220
5.04	Capital Transactions with Partners	198,687	-70,637	-81,440	-19,215	0	27,395
5.04.01	Capital Increases	29,299	0	0	0	0	29,299
5.04.03	Recognized Granted Options	0	13,271	0	0	0	13,271
5.04.05	Treasury Shares Sold	0	0	4,040	0	0	4,040
5.04.06	Dividends	0	0	0	-19,215	0	-19,215
5.04.08	Reserve Capitalization	169,388	-83,908	-85,480	0	0	0
5.05	Total Comprehensive Income	0	0	0	230,379	0	230,379
5.05.01	Net Income for the Period	0	0	0	230,379	0	230,379
5.07	Opening Balance	5,573,438	576,595	520,797	211,164	0	6,881,994

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Financial Statements/Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2011 to 6/30/2011	YTD Previous Year 1/1/2010 to 6/30/2010
7.01	Revenues	8,661,702	8,388,819
7.01.01	Sales of Goods, Products and Services	8,701,023	8,424,187
7.01.02	Other Revenues	-34,486	-31,613
7.01.04	Allowance for/Reversal of Doubtful Accounts	-4,835	-3,755
7.02	Input Acquired from Third Parties	-6,855,221	-6,791,940
7.02.01	Costs of Products, Goods and Services Sold	-6,131,307	-6,121,201
7.02.02	Materials, Energy, Outsourced Services and Other	-723,914	-670,739
7.03	Gross Added Value	1,806,481	1,596,879
7.04	Retention	-139,484	-130,703
7.04.01	Depreciation, Amortization and Depletion	-139,484	-130,703
7.05	Net Added Value Produced	1,666,997	1,466,176
7.06	Added Value Received in Transfers	213,809	191,106
7.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	49,990	84,950
7.06.02	Financial Income	163,819	106,157
7.07	Total Added Value to Distribute	1,880,806	1,657,282
7.08	Distribution of Added Value	1,880,806	1,657,282
7.08.01	Personnel	711,272	657,741
7.08.01.01	Direct Compensation	492,491	453,504
7.08.01.02	Benefits	164,333	152,689
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	40,075	39,982
7.08.01.04	Other	14,373	11,566
7.08.02	Taxes, Fees and Contributions	384,890	375,790
7.08.02.01	Federal	213,781	210,347
7.08.02.02	State	128,682	131,285
7.08.02.03	Municipal	42,427	34,158
7.08.03	Value Distributed to Providers of Capital	561,202	393,373
7.08.03.01	Interest	394,200	239,485
7.08.03.02	Rentals	167,002	153,887
7.08.04	Value Distributed to Shareholders	223,442	230,379
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	223,442	230,379

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Consolidated Financial Statements/Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
1	Total Assets	30,423,371	29,676,701
1.01	Current Assets	15,295,036	14,708,976
1.01.01	Cash and Cash Equivalents	3,963,067	3,817,994
1.01.02	Marketable Securities	0	600,613
1.01.02.01	Marketable Securities Evaluated at Fair Value	0	600,613
1.01.02.01.01	Securities for Trading	0	600,613
1.01.03	Accounts Receivable	4,909,571	4,232,650
1.01.03.01	Customers	4,604,344	4,047,234
1.01.03.02	Other Accounts Receivable	305,227	0
1.01.04	Inventories	4,816,465	4,823,768
1.01.06	Recoverable Taxes	1,347,428	888,355
1.01.06.01	Current Recoverable Taxes	1,347,428	888,355
1.01.07	Prepaid Expenses	211,292	251,569
1.01.08	Other Current Assets	47,213	94,027
1.01.08.03	Other	47,213	94,027
1.02	Noncurrent Assets	15,128,335	14,697,725
1.02.01	Long-Term Assets	3,061,128	3,149,825
1.02.01.01	Marketable Securities Evaluated at Fair Value	0	7,389
1.02.01.01.02	Available-for-Sale Securities	0	7,389
1.02.01.03	Accounts Receivable	612,392	611,630
1.02.01.03.01	Customers	527,774	522,072
1.02.01.03.02	Other Accounts Receivable	84,618	89,558
1.02.01.06	Deferred Taxes	1,180,342	1,136,462
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,180,342	1,136,462
1.02.01.07	Prepaid Expenses	33,645	54,204
1.02.01.08	Receivables from Related Parties	140,813	176,241
1.02.01.08.03	Receivables from Controlling Shareholders	74,314	0
1.02.01.08.04	Receivables from Other Related Parties	66,499	176,241
1.02.01.09	Other Noncurrent Assets	1,093,936	1,163,899
1.02.01.09.04	Recoverable Taxes	83,967	213,506
1.02.01.09.05	Deposits for Court Appeals	593,965	534,389
1.02.01.09.06	Option Fair Value - Bartira	416,004	416,004
1.02.02	Investments	231,548	232,540
1.02.02.01	Equity Interest	231,548	232,540
1.02.02.01.01	Equity Interest in Associated Companies	231,195	0
1.02.02.01.04	Other Equity Interest	353	0
1.02.03	Property and Equipment	6,980,859	6,703,595
1.02.03.01	In operation	6,309,424	5,863,678
1.02.03.02	Leased	149,371	138,975
1.02.03.03	In Progress	522,064	700,942
1.02.04	Intangible Assets	4,854,800	4,881,765
1.02.04.01	Intangible Assets	4,854,800	4,881,765
1.02.04.01.02	Intangible Assets	4,854,800	4,881,765

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
2	Total Liabilities	30,423,371	29,676,701
2.01	Current Liabilities	9,961,613	10,815,926
2.01.01	Payroll and Labor Liabilities	645,427	589,186
2.01.01.01	Payroll Liabilities	57,328	120,825
2.01.01.02	Labor Liabilities	588,099	468,361
2.01.02	Vendors	4,475,085	5,306,349
2.01.02.01	Local Vendors	4,423,266	5,190,645
2.01.02.02	Foreign Vendors	51,819	115,704
2.01.03	Tax Liabilities	299,925	298,853
2.01.03.01	Federal Tax Liabilities	294,505	292,658
2.01.03.01.01	Income and Social Contribution Taxes Payable	12,355	25,463
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	282,150	267,195
2.01.03.02	State Tax Liabilities	0	0
2.01.03.03	Municipal Tax Liabilities	5,420	6,195
2.01.04	Loans and Financing	3,487,192	2,977,505
2.01.04.01	Loans and Financing	3,149,932	2,392,363
2.01.04.01.01	In Local Currency	2,176,134	1,935,028
2.01.04.01.02	In Foreign Currency	973,798	457,335
2.01.04.02	Debentures	277,643	520,675
2.01.04.03	Financing by Leasing	59,617	64,467
2.01.05	Other Liabilities	918,177	1,520,569
2.01.05.01	Related Parties	12,517	274,291
2.01.05.01.01	Debts with Associated Companies	439	69,254
2.01.05.01.03	Debts with Controlling Shareholders	0	187,128
2.01.05.01.04	Other Related Parties	12,078	17,909
2.01.05.02	Other	905,660	1,246,278
2.01.05.02.01	Dividends	2,130	116,287
2.01.05.02.04	Public Utilities	6,054	5,383
2.01.05.02.05	Rent	43,631	68,226
2.01.05.02.06	Advertising	33,926	33,614
2.01.05.02.07	Onlending to Third Parties	10,368	201,224
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211
2.01.05.02.09	Other Accounts Payable	726,896	509,849
2.01.05.02.10	Companies Acquisition	68,444	297,484
2.01.06	Provisions	135,807	123,464
2.01.06.02	Other Provisions	135,807	123,464
2.01.06.02.02	Provisions for Restructuring	6,054	6,372
2.01.06.02.04	Deferred Income and Social Contribution Taxes	0	0
2.01.06.02.05	Taxes Paid by Installments	45,092	54,071
2.01.06.02.06	Anticipated Revenues	84,661	63,021
2.02	Noncurrent Liabilities	10,685,409	9,277,005
2.02.01	Loans and Financing	6,685,641	5,591,936
2.02.01.01	Loans and Financing	5,099,497	4,423,366
2.02.01.01.01	In Local Currency	4,326,083	3,744,908
2.02.01.01.02	In Foreign Currency	773,414	678,458
2.02.01.02	Debentures	1,488,213	1,067,472
2.02.01.03	Financing by Leasing	97,931	101,098
2.02.02	Other Liabilities	1,975,534	1,678,591
2.02.02.02	Other	1,975,534	1,678,591
2.02.02.02.03	Taxes Paid by Installments	1,487,859	1,377,758
2.02.02.02.04	Other Accounts Payable	261,090	85,773
2.02.02.02.05	Companies Acquisition	226,584	215,060
2.02.03	Deferred Taxes	1,102,204	1,069,288

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
2.02.03.01	Deferred Income and Social Contribution Taxes	1,102,204	1,069,288
2.02.04	Provisions	514,574	697,806
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	514,574	697,806
2.02.04.01.01	Tax Provisions	165,123	333,286
2.02.04.01.02	Payroll and related charges	29,213	29,433
2.02.04.01.03	Provision for Employee Benefits	57,033	52,857
2.02.04.01.04	Civil Provisions	263,205	282,230
2.02.06	Unformed Revenues	407,457	239,384
2.02.06.02	Unformed Revenues	407,457	239,384
2.03	Consolidated Shareholders’ Equity	9,776,349	9,583,770
2.03.01	Paid-in Capital Stock	6,118,232	5,579,259
2.03.02	Capital Reserves	370,260	463,148
2.03.02.02	Special Goodwill Reserve	238,930	344,605
2.03.02.04	Granted Options	123,932	111,145
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	621,237	841,784
2.03.04.01	Legal Reserve	212,339	212,339
2.03.04.05	Profit Retention Reserve	-54,355	-213,158
2.03.04.10	Expansion Reserve	463,253	842,603
2.03.06	Paid-in Capital	217,869	214,398
2.03.09	Non-Controlling Interest	2,448,751	2,485,181

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Income

 R$ (in thousands)

Code	Description	Current Quarter 4/1/2011 to 6/30/2011	YTD Current Year 1/1/2011 to 6/30/2011	Same Quarter of Previous Year 4/1/2010 to 6/30/2010	YTD Previous Year 1/1/2010 to 6/30/2010
3.01	Gross Sales from Goods and/or Services	11,269,779	22,138,573	6,976,894	13,949,687
3.02	Cost of Goods Sold and/or Services Sold	-8,282,281	-16,302,677	-5,342,538	-10,644,276
3.03	Gross Profit	2,987,498	5,835,896	1,634,356	3,305,411
3.04	Operating Income/Expenses	-2,556,769	-4,981,986	-1,361,790	-2,704,581
3.04.01	Selling Expenses	-1,915,165	-3,802,669	-1,088,453	-2,108,475
3.04.02	General and Administrative	-431,119	-809,197	-160,412	-385,145
3.04.04	Other Operating Income	-43,750	-41,396	10,848	37,831
3.04.04.01	Income with Permanent Assets	760	1,246	2,678	2,337
3.04.04.02	Other Operating Income	4,881	6,715	78,265	105,589
3.04.04.03	Noncurrent Income	-49,391	-49,357	-70,095	-70,095
3.04.05	Other Operating Expenses	-169,419	-341,955	-142,077	-289,300
3.04.05.01	Depreciation/Amortization	-149,997	-308,148	-100,056	-210,654
3.04.05.02	Other Operating Expenses	-19,422	-33,807	-42,021	-78,646
3.04.06	Equity Pickup	2,684	13,231	18,304	40,508
3.05	Income before Financial Income and Taxes	430,729	853,910	272,566	600,830
3.06	Net Finance Expenses	-336,012	-661,737	-176,534	-277,774
3.06.01	Financial Income	138,801	272,173	64,640	142,257
3.06.02	Financial Expenses	-474,813	-933,910	-241,174	-420,031
3.07	Earnings Before Income Taxes	94,717	192,173	96,032	323,056
3.08	Income and Social Contribution Taxes on Income	-8,586	4,808	-40,291	-96,964
3.08.01	Current	-17,779	-35,938	2,928	-5,036
3.08.02	Deferred	9,193	40,746	-43,219	-91,928
3.09	Net Income from Continued Operations	86,131	196,981	55,741	226,092
3.11	Consolidated Net Income/Loss for the Period	86,131	196,981	55,741	226,092
3.11.01	Attributed to Partners of Parent Company	91,042	223,442	55,503	230,379
3.11.02	Attributed to Non-Controlling Shareholders	-4,911	-26,461	238	-4,287
3.99	Earnings per Share - (Reais / Share)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Current Quarter 4/1/2011 to 6/30/2011	YTD Current Year 1/1/2011 to 6/30/2011	Same Quarter of Previous Year 4/1/2010 to 6/30/2010	YTD Previous Year 1/1/2010 to 6/30/2010
4.01	Net Income/Loss for the Period	0	0	0	0
4.03	Comprehensive Income for the Period	0	0	0	0
4.03.01	Attributed to Partners of Parent Company	0	0	0	0
4.03.02	Attributed to Non-Controlling Shareholders	0	0	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2011 to 6/30/2011	YTD Previous Year 1/1/2010 to 6/30/2010
6.01	Cash Flow provided by Operating Activities	-310,399	-583,472
6.01.01	Cash Generated in the Operations	841,804	626,625
6.01.01.01	Net Income for the Year	196,981	226,092
6.01.01.02	Deferred Income Tax (Note 21)	-40,746	91,928
6.01.01.03	Loss or disposal of properties and equipment	-28,643	-5,991
6.01.01.04	Depreciation/Amortization (Note 16)	308,148	210,654
6.01.01.05	Unedited Financial Expenses	319,500	90,839
6.01.01.06	Adjustment to Present Value	-11,616	0
6.01.01.07	Equity Pickup (Note 14)	-13,231	-40,508
6.01.01.08	Provision for Contingencies (Note 22)	62,466	39,477
6.01.01.09	Provision for Write-offs and Losses in Property and Equipment	36,158	863
6.01.01.10	Share-Based Payment	12,787	13,721
6.01.02	Changes in Assets and Liabilities	-1,152,203	-1,210,097
6.01.02.01	Accounts Receivable	-863,099	63,337
6.01.02.02	Inventories	18,919	10,215
6.01.02.03	Recoverable Taxes	-443,569	-219,444
6.01.02.04	Other Assets	293,066	-182,114
6.01.02.05	Related Parties	-203,152	-23,158
6.01.02.06	Judicial Deposits	-87,409	-39,839
6.01.02.07	Vendors	-831,264	-747,026
6.01.02.08	Payroll Charges	56,241	-63,324
6.01.02.09	Taxes and Social Contributions Payable	381,522	-38,362
6.01.02.10	Other Accounts Payable	-132,236	29,618
6.01.02.11	Marketable Securities	658,778	0
6.02	Cash flow used in Investing Activities	-584,220	-474,192
6.02.01	Acquisition of Subsidiaries	0	-28,546
6.02.02	Capital Increase in Subsidiaries	0	-971
6.02.03	Acquisition of Property and Equipment	-531,733	-424,759
6.02.04	Increase in Intangible Assets	81,512	-22,654
6.02.05	Proceeds From sale of Property and Equipment	29,025	2,738
6.03	Net Cash provided by (used in) from Financing Activities	1,039,692	481,664
6.03.01	Capital Increase/Decrease	11,797	29,300
6.03.02	Funding and Refinancing	4,009,834	880,341
6.03.03	Payments	-2,394,201	-241,409
6.03.04	Interest Paid	-451,096	-74,893
6.03.05	Payment of Dividends	-136,642	-111,675
6.05	Increase (Decrease) in Cash and Cash Equivalents	145,073	-576,000
6.05.01	Cash and Cash Equivalents, Beginning of Year	3,817,994	2,344,200
6.05.02	Closing Balance of Cash and Cash Equivalents, end of Year	3,963,067	1,768,200

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Changes in Shareholders’ Equity / DMPL – 1/1/2011 to 6/30/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balances	5,579,259	463,148	1,056,182	0	0	7,098,589	2,485,181	9,583,770
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	0	0	7,098,589	2,485,181	9,583,770
5.04	Capital Transactions with Partners	538,973	-92,888	-421,501	-22,485	0	2,099	-9,969	-7,870
5.04.01	Capital Increases	11,797	0	0	0	0	11,797	0	11,797
5.04.03	Recognized Granted Options	0	12,787	0	0	0	12,787	0	12,787
5.04.06	Dividends	0	0	0	-22,485	0	-22,485	0	-22,485
5.04.08	Reserve Capitalization	527,176	-105,675	-421,501	0	0	0	0	0
5.04.09	Non-Controlling Interest	0	0	0	0	0	0	-9,969	-9,969
5.05	Total Comprehensive Income	0	0	0	223,442	0	223,442	-26,461	196,981
5.05.01	Net Income for the Period	0	0	0	223,442	0	223,442	-26,461	196,981
5.06	Internal Changes of Shareholders’ Equity	0	0	3,468	0	0	3,468	0	3,468
5.06.01	Reserves	0	0	3,468	0	0	3,468	0	3,468
5.07	Closing Balances	6,118,232	370,260	638,149	200,957	0	7,327,598	2,448,751	9,776,349

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Changes in Shareholders’ Equity / DMPL – 1/1/2010 to 6/30/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	5,374,751	647,232	602,237	0	0	6,624,220	32,505	6,656,725
5.03	Adjusted Opening Balance	5,374,751	647,232	602,237	0	0	6,624,220	32,505	6,656,725
5.04	Capital Transactions with Partners	198,687	-70,637	-81,440	-19,215	0	27,395	0	27,395
5.04.01	Capital Increases	29,299	0	0	0	0	29,299	0	29,299
5.04.03	Recognized Granted Options	0	13,271	0	0	0	13,271	0	13,271
5.04.05	Treasury Shares Sold	0	0	4,040	0	0	4,040	0	4,040
5.04.06	Dividends	0	0	0	-19,215	0	-19,215	0	-19,215
5.04.08	Reserve Capitalization	169,388	-83,908	-85,480	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	230,379	0	230,379	4,287	226,092
5.05.01	Net Income for the Period	0	0	0	230,379	0	230,379	4,287	226,092
5.06	Internal Changes of Shareholders’ Equity	0	0	0	0	0	0	-20,041	-20,041
5.06.04	Non-Controlling Interest	0	0	0	0	0	0	-20,041	-20,041
5.07	Closing Balance	5,573,438	576,595	520,797	211,164	0	6,881,994	8,177	6,890,171

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements/Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2011 to 6/30/2011	YTD Previous Year 1/1/2010 to 6/30/2010
7.01	Gross Sales	24,917,667	15,666,190
7.01.01	Sales of Goods, Products and Services	24,977,380	15,599,380
7.01.02	Other Revenues	16,292	66,685
7.01.04	Allowance for/Reversal of Doubtful Accounts	-76,005	125
7.02	Input Acquired from Third Parties	-19,279,981	-13,007,162
7.02.01	Costs of Products, Goods and Services Sold	-16,943,355	-11,785,360
7.02.02	Materials, Energy, Outsourced Services and Other	-2,336,626	-1,221,802
7.03	Gross Added Value	5,637,686	2,659,028
7.04	Retention	-308,148	-210,654
7.04.01	Depreciation, Amortization and Depletion	-308,148	-210,654
7.05	Net Added Value Produced	5,329,538	2,448,374
7.06	Added Value Received in Transfers	285,404	182,765
7.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	13,231	40,508
7.06.02	Financial Income	272,173	142,257
7.07	Total Added Value to Distribute	5,614,942	2,631,139
7.08	Distribution of Added Value	5,614,942	2,631,139
7.08.01	Personnel	2,433,998	1,075,124
7.08.01.01	Direct Compensation	1,859,318	762,884
7.08.01.02	Benefits	370,374	227,471
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	179,230	66,570
7.08.01.04	Other	25,076	18,199
7.08.01.04.01	Interest	25,076	18,199
7.08.02	Taxes, Fees and Contributions	1,510,546	591,732
7.08.02.01	Federal	496,890	377,880
7.08.02.02	State	917,911	143,416
7.08.02.03	Municipal	95,745	70,436
7.08.03	Value Distributed to Providers of Capital	1,473,417	738,192
7.08.03.01	Interest	933,910	420,031
7.08.03.02	Rentals	539,507	318,161
7.08.04	Value Distributed to Shareholders	196,981	226,091
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	223,442	230,378
7.08.04.04	Non-Controlling Interest in Retained Earnings	-26,461	-4,287
7.08.05	Other	0	0
7.08.05.01	Company’s Shareholders	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição, directly or through its subsidiaries ("Company" or “GPA”) operates in the food retailer, clothing, home appliances and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas”, “Assai”, “Ponto Frio,” “Casas Bahia," “Casas Bahia.com,” “Extra.com” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 143,931 employees, 1,604 stores in 19 Brazilian states and 1 in the Federal District and a logistics infrastructure comprised of 28 warehouses located in seven states as of June 30, 2011.The Company’s shares are traded on the Level 1 Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

The Diniz Group and the Casino Group share the Company’s control through their ownership of the holding company named Wilkes Participações S.A., pursuant to an agreement entered into in May 2005.

2.    Basis of preparation

The interim financial statements of the parent company and consolidated have been prepared on a historical cost basis, except for the derivative financial instruments, which have been measured at fair value.

The interim financial statements of the parent company and the consolidated financial statements are stated in Brazilian Reais, which is the functional and reporting currency of the Company and its subsidiaries.

The items included in the interim financial information of the parent company and the consolidated financial information of each one of the Company’s subsidiaries were measured by adopting the currency of the main economic scenario where the subsidiary operates (“functional currency”).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

2.    Basis of preparation -  Continued

The interim financial information for the period ended June 30, 2011 was approved by the Board of Directors at July 25, 2011.

The individual and consolidated interim financial information was prepared and has been presented according to the technical pronouncement CPC 21 Interim Financial Statements and pursuant to the international standard IAS 34, Interim Financial Reporting, issued by the International Accounting Stardard Board – IASB, respectively, applyed the preparing of Interim Financial Statement and presented according to the CVM rules.

In the individual interim financial information, the investments in subsidiary are stated at the equity method, while for the purposes of international accounting standards issued by the International Accounting Standard Board (“IASB”), these would be stated at cost or fair value.

However, there are no differences between shareholders’ equity and consolidated result reported by the Company, shareholders’ equity and results of controlling entity in its individual interim financial information.

For a better presentation and comparability, certain balances of December 31,2010 were reclassified.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation

a)    Interest in subsidiaries, associates and joint ventures

Interest in investees - %
	6.30.2011		12.31.2010
Holdings	CBD	Other	CBD	Other
Subsidiaries:
Novasoc	10.00	-	10.00	-
Sé	93.10	6.90	93.10	6.90
Sendas Distribuidora	18.33	81.67	14.86	42.57
PAFIDC	9.33	1.09	9.58	1.12
PA Publicidade	99.99	-	99.99	-
Barcelona	-	100.00	-	100.00
CBD Holland	100.00	-	100.00	-
CBD Panamá	-	100.00	-	100.00
Xantocarpa	-	100.00	-	100.00
Vedra	99.99	-	99.99	-
Bellamar	-	100.00	0.01	99.99
Vancouver	100.00	-	100.00	-
Dallas	99.99	0.01	99.99	-
Bruxellas	99.99	-	99.99	-
Monte Tardelli	99.00	1.00	99.00	-
GPA 1	99.90	0.10	99.99	-
GPA 2	99.90	0.10	99.99	-
GPA 4	99.00	1.00	99.00	-
GPA 5	99.00	1.00	99.00	-
GPA 6	99.90	0.10	99.99	-
ECQD	100.00	-	100.00	-
API SPE Imobiliários	100.00	-	100.00	-
Lake Niassa	-	100.00	-	100.00
Globex Utilidades	52.41	-	52.41	-
Globex Adm e Serviços	-	100.00	-	100.00
Nova Casa Bahia	-	100.00	-	100.00
Ponto Frio Adm e Impot. de Bens	-	99.99	-	99.99
Rio Expresso Com. Atacad. Eletro	-	100.00	-	100.00
Globex Adm. Consórcio	-	100.00	-	100.00
PontoCred Negócio de Varejo	-	100.00	-	100.00
Nova Extra Eletro	0.10	99.90	0.01	99.99
PontoFrio.com Comércio Eletrônico	39.05	54.95	39.05	54.95
E-HubConsult. Particip. e Com.	-	100.00	-	100.00
Saper	24.21	75.79	24.21	75.79
Sabara	-	100.00	-	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation - Continued

a)    Interest in subsidiaries, associates and joint ventures

	6.30.2011		12.31.2010
Holdings	CBD	Other	CBD	Other
Associates and Joint Ventures:
Financeira Itaú CBD – FIC	-	50.00	-	50.00
GPA - FIDC	9.33	1.09	9.47	1.11
Globex – FIDC	-	13.61	-	13.70
Móveis Bartira Ltda.	-	25.00	-	25.00
Dunnhumby Brasil	2.00	98.00	2.00	98.00
Banco Investcred Unibanco	-	-	-	50.00
Casas Bahia Contact Center Ltda.	-	100.00	-	100.00
FIC Promotora	-	99.96	-	99.96
PFLeasing	-	100.00	-	100.00

b)    Subsidiaries

The consolidated interim financial statements include the interim financial statements of all subsidiaries over which the parent company exercises control either directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control. They are de-consolidated from the date that control ceases.

The interim financial statements of the subsidiaries are prepared on the same closing date as those of the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

3.        Basis for consolidation – Continued

b)    Subsidiaries - continued

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

i.    Novasoc

Although the Company’s interest in Novasoc Comercial Ltda. ("Novasoc") represents 10% of its shares, Novasoc is included in the consolidated interim financial statements as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Bylaws of Novasoc, the appropriation of its net income does not require to be proportional to the shares of interest held in the company.

ii.   PAFIDC and Globex FIDC

The Company consolidates the interim financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”) and Globex Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”), special purpose entities organized with the exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that most of the risks and benefits related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

iii.  Globex

The Company consolidates the interim financial statements of Globex, a subsidiary that concentrates the Group’s electric and electronic products, operating under the banners “Ponto Frio”, “Extra-Eletro”, and as of November 2010, “Casas Bahia”. The Company also operates in e-commerce through. Its controlled entity through PontoFrio Comércio Eletronico S.A the websites www.extra.com.br, www.pontofrio.com and www.casabahia.com.br

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation - Continued

iv.  Sendas

The Company indirectly holds 100% of Sendas Distribuidora’s capital, its wholly-owned subsidiary, which operates in retail trade and cash-and-carry segments, mainly in the State of Rio de Janeiro. For further information on the acquisition of non-controlling interest, see Note 14 (aii).

 c)   Associates – BINV and FIC

The Company’s investments in its associates FIC and BINV, both entities that finance sales directly to GPA customers, and are result of an association between Banco Itaú Unibanco with GPA and Globex are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control.

Prevailing decisions related to the operational and financial management of BINV and FIC rely on Banco Itaú – Unibanco S.A. (Itaú-Unibanco). Therefore, the Company poses material influence on its investments and recognized them by the equity accounting method.

Under the equity method, the investment in the associate is carried in the statement also reflecting changes in the Company’s share of net assets of the associate following the acquisition. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of income for the period reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the statement of income for the period as equity pickup results, corresponding to the profit attributable to equity holders of the associate and therefore is profit after tax and non-controlling interests in the subsidiaries of the associates. The interim financial statements of the associates are prepared for the same closing date as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation - Continued

 c)   Associates – BINV and FIC

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the statement of income for the period.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the statement of income for the period.

d)    Interest in joint venture – Bartira

The Company maintains an indirect joint venture with a jointly-owned subsidiary named Indústria de Móveis Bartira Ltda. (“Bartira”), in which the participants (GPA through its subsidiary Nova Casa Bahia S.A. (“NCB”), with 25% and Klein family through Casa Bahia commercial Ltda. with 75%) entered into a partnership agreement setting forth the joint control over the entity’s operational activities.

The partnership agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. In addition, it combines the proportional amount of each asset, liabilities, income and expenses of joint venture with similar items– line by line – in its consolidated interim financial statements. The joint venture interim financial statements are prepared for the same period adopted by the Company. Adjustments are made when necessary in order to be in line with the accounting practices.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

3.    Basis for consolidation - Continued

d)    Interest in joint venture – Bartira

Follows below the condensed financial information of the entity jointly controlled by the Company:

	6.30.2011	12.31.2010

Current assets	91,438	109,120
Noncurrent assets	64,297	64,836
Total assets	155,735	173,956

Current liabilities	61,424	80,288
Noncurrent liabilities	3,020	5,858
Shareholders’ equity	91,291	87,810
Total liabilities and shareholders’ equity	155,735	173,956
Resulted (i)
Net sales and services	232,224	71,188
Income (loss) before income tax	(5,494)	(2,528)
Income (loss) before income tax	(3,481)	(1,880)

The balances presented on December 31, 2010 include the profit and loss of two months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices

a)    Financial instruments

Financial instruments are recognized as of the date on which the Company enters into the contract. When recognized, these are recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issuance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of financial asset and liability.

(i)    Financial assets

Initial recognition and measurement

Financial assets held by the Company within the scope of CPC 38 (IAS 39), are classified as financial assets measured at their fair value through income statement, loans, receivables and derivatives financial instruments designated as hedge instruments. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value, and in the case of investments not at fair value through income statement, plus directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include cash and cash equivalents, trade and other receivables, related party receivables, judicial deposits and derivatives financial instruments.

Subsequent measurement

Assets are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

a)    Financial instruments -continued

(i)    Financial assets -continued

Subsequent measurement -- continued

•      Financial assets measured at fair value through income statement: are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income for the period when incurred as financial revenues or expenses. The financial assets are classified as financial assets by the fair value in the income if acquired for the purpose of selling or repurchasing in the near term. Financial assets measured by fair value through income statement are recorded at fair value through income statement, with changes recognized in financial income or financial expense.  Cash and cash equivalents balances held by the Company are classified into this category.

•      Held-to-maturity financial assets

  Assets and liabilities held to maturity: are financial assets and liabilities which cannot be classified as loans and receivables, for being negotiable in the active market. In this case, these financial assets are acquired with the intention and financial capacity to their maintenance in the Company portfolio until maturity. They are measured at acquisition cost, plus monetary restatement through income, using the effective interest rate.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

Held-to-maturity financial assets -- continnued

•         Loans granted and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the income statement when incurred as financial income or expenses.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•                                         The rights to receive cash flows from the asset have expired; and

•                                         The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and benefits related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and benefits related to the asset, but has transferred its control.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)    Financial instruments -continued

(i)    Financial assets -continued

Derecognition of financial assets -continued

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and benefits related to the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Financial assets impairment

On the balance sheets dates, the Company verifies if there is any sign of impairment of an asset or group of financial assets. The impairment of an asset or group of financial assets is only considered if there are objective pieces of evidence resulting from one or more events occurred after the asset initial recognition (“loss event”), and if said event affects the estimated future cash flows of asset or group of financial assets, which can be safely estimated. The evidence of impairment may include signs that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal, probability of filing for bankruptcy or another type of financial reorganization and when these data point a measurable drop in future cash flows, such as, default interest variations or economic conditions related to defaults.

The loss amount is measured as the difference between the carrying amount of asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases when provision is used and the loss is recognized in the income statement. Interest income is recorded in the interim financial statements as part of the financial income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)    Financial instruments -continued

(i)    Financial assets -continued

Financial assets impairment -continued

If, in subsequent period, the impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improved debtor’s credit rating), the reversal of impairment previously recognized is recognized in the consolidated statement of income for the period. If the write-off is later recovered, this recovery is also recognized in the statement of income for the period.

Held-to-maturity financial assets

Referring to the held-to-maturity financial assets, the Company firstly verifies if there is objective evidence of impairment individually for the financial assets which are individually relevant or collectively for the assets, which individually, are not relevant. If the Company determines the non-existence of objective evidence of impairment of a financial asset evaluated on an individual basis, whether or not this loss is material, the Company classifies it into a group of financial assets with similar credit risk characteristics, which are evaluated collectively. The assets evaluated on an individual basis as to impairment or to which the impairment is (or still is) recognized are not included in the loss collective evaluation.

In the event of objective evidence of impairment, the corresponding loss amount is calculated as the difference between the carrying amount of assets and the present value of estimated cash flows (excluding estimated credit losses and not incurred yet). The present value of estimated cash flows is discounted at the financial assets original interest rate. If a financial asset bears variable interest rates, the discount to measure eventual impairment will be the interest rate effective at the present date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.         Main accounting practices - Continued

a)    Financial instruments -continued

(i)  Financial assets –continued

Held-to-maturity financial assets -continued

The asset’s carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of income for the period. The financial income is still accumulated over the carrying amount less the interest rate used to discount the future cash flows in order to measure the impairment. In addition, the interest income is recorded as part of the financial result in the statement of income for the period. Loans and receivables, together with respective provisions, are written off when there is no real prospect of future recovery and all guarantees have been realized or transferred to the Company. If in the subsequent year, the amount of estimated loss of recoverable value suffers any variation due to an event occurred after its recognition, an adjustment is made in the allowance account. If a write-off is later recovered, it is credited to financial expenses in the statement of income for the period.

Trade accounts receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, without quote on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method (“TEJ”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs composing the TEJ. The TEJ amortization is included in the net financial result under the statement of income for the period. Impairment expenses are recognized in the statement of income for the period.

The Company securitizes its accounts receivable through special purpose entities, the PAFIDC and Globex FIDC. (See Note 10).

Accounts receivable deriving from business agreements are related to bonus and rebates granted by vendors, contractually established and calculated over purchase volumes, marketing actions, freight cost reimbursements, etc.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)    Financial instruments -continued

(ii)   Financial liabilities

The financial liabilities under the scope of CPC 38 (IAS 39) are classified as financial liabilities measured by fair value through the income statement, loans or borrowing or derivatives financial instruments designated as hedge instruments in an effective hedge relationship, where applicable. The Company defines the classification of the financial assets and liabilities in the initial recognition.

 The Company defines the classification of the financial assets and liabilities in the initial recognition.

 All financial liabilities are recognized initially at fair value, and in the case of loans and borrowing, plus directly attributable transaction cost.

The Company’s financial liabilities include trade and other payables, bank overdraft accounts, loans and borrowings, debentures and derivative financial instruments.

Subsequent measurement

The measurement depends on the classification of liabilities as follows:

•    Loans and borrowings: After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income for the period when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

a)    Financial instruments -continued

(ii)   Financial liabilities -continued

Offsetting of financial instruments

Financial assets and financial liabilities are offset and stated net in the quarterly financial information only if recognized amounts can be offset and if there is an intention of settling them on a net basis or realize the assets and settle the liabilities simultaneously.

The Note 19 contains an analysis of the financial instruments’ fair value and further details on how these are measured.

Put options granted to non-controlling shareholders

•    The classification of equity instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the Company’s own debt instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or a derivative that should be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in shareholders’ equity.

When the Company has a present ownership interest in the shares subject to an option agreement, no non-controlling interest is recorded and the shares subject to the instrument are accounted for as  own shares.

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

 4.   Main accounting practices – Continued

a)    Financial instruments -continued

(ii)   Financial liabilities -continued

Put options granted to minority shareholders -continued

The Company’s policy is to treat any liability associated with the instrument as a liability under CPC 15 (IFRS 3) with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized as finance expense.

Reclassification of debt and equity instruments

In order to reclassify debt and equity instrument, the Company shall record them as follows:

•      reclassify an equity instrument (shareholders’ equity) as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date; and

•      reclassify a debt instrument as equity instrument (shareholders’ equity) as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by CPC 39 (IAS 32). The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

b) Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and exchange variation. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

b) Hedge accounting -continued

positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to income statement.

For the purposes of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, and its risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods of the financial reports for which they were designated.

Hedges which meet the criteria for hedge accounting are accounted, for the transactions held by the Company, as fair value hedges, observing the following procedures:

•      The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement for the period;

•      For fair value hedges relating to items carried at amortized cost, the adjustment to carrying amount is amortized in the income statement over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged; and

•      If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.         Main accounting practices – Continued

c)    Cash and cash equivalents

In accordance with CPC 03 (IAS 7), cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with an original maturity of three months or less. Bank overdrafts are included within current liabilities in the quarterly financial information.

d)    Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary so that make inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

e)    Present value adjustment of assets and liabilities

Current monetary assets and liabilities and noncurrent assets and liabilities, when relevant, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “financial result” as corresponding entry.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

f)     Impairment of non-financial assets

The Company assesses at each balance date whether there is an indication that an asset may be impaired. When impairment indicators exist, or when there is the annual  impairment testing for an asset, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the highest between the asset’s fair value or the value in use of its cash-generating unit’s (CGU) fair value; the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for subsidiaries, whose shares are traded in the organized market or other available fair value indicators.

Impairment losses are recognized in the statement of income for the period in those expense categories consistent with the function of the respective impaired asset.

For assets excluding goodwill, an assessment is made at each balance date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount in its mostly recent initial recognition. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in previous periods. Such reversal is recognized in the income for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices - Continued

f)     Impairment of non-financial assets -continued

The following criteria are also applied when assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually (as of December 31) or when circumstances indicate that the carrying amount may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than its carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.  Recoverable amount is the highest of a CGU’s fair value less costs to sell and its value in use.

Intangible assets

The intangible assets with indefinite useful lives are not amortized, but tested annually in relation to impairment losses, individually or at the level of the CGU. The evaluation of indefinite useful life is reviewed annually in order to determine if this evaluation is still justifiable. Otherwise, the change in the indefinite useful life to definite useful life occurs prospectively.

Gains and losses resulting from the write-off of an intangible asset are measured as the difference between the net amount obtained from the sale and the asset's carrying amount and recognized in the statement of income for the period upon the asset write-off.

g)    Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such amount includes the cost of replacing a component of the equipment and borrowing costs for long term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, the Company recognizes such components as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

g)    Property and equipment -continued

recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Assets category	Annual depreciation rate % 6.30.2011

Buildings	2.50%
Improvements	4.20%
Data processing equipment	10.00 to 50.00%
Facilities	4.20 to 10.00%
Furniture and fixtures	8.30 to 33.30%
Vehicles	20.00%
Machinery and equipment	2.80 to 50.00%

Items of property and equipment and any significant part are derecognized when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is written-off.

h)    Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

i)     Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the statement of income for the period when incurred.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

i)     Intangible assets -continued

Intangible assets consist mainly of purchased software acquired from third parties, software developed for internal use and commercial rights (stores’ right to use), list of customers, profitable lease agreements, profitable supply agreements of furniture and trade names.

Intangible assets with definite useful lives are amortized by the straight-line method. Assets with definite useful lives represented by profitable lease agreement and profitable supply agreement of furniture are amortized according to the economic benefits raised by agreements and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions. The amortization expense on intangible assets with definite useful lives is recognized in the income statement for the year in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives. Software is amortized over five years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount cannot be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid.  If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, being recognized in the income statement for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

j)     Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution tax) that are expected to be settled within twelve months as of the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities.

k)    Leasing

The determination of whether an arrangement is, or contains leasing, is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shortest of the estimated useful life of the asset and the lease term.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

k)     Leasing –continued

Company as a lessee -- Continued

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, according to their accrual basis, during the lease term.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

l)     Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement for the period, net of any reimbursement.

m)   Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date on which such incremental dividends are approved by the Company’s shareholders.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.     Main accounting practices – Continued

n)    Shareholders’ equity

Common and preferred shares are classified as shareholders’ equity.

n)    Shareholders’ equity -continued

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from capital of Company’s shareholders until the shares are cancelled or reissued.

When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in capital to the Company’s shareholders. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

o)    Share-based payment

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

The expense or income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. No expense is recognized for services that will not complete its acquisition period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.     Main accounting practices – Continued

o)    Share-based payment -continued

Equity-settled transactions –continued

Where an equity instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity instrument is cancelled, it is treated as if it totally vested on the date of cancellation, and any expense not yet recognized for the premium, recognized immediately in the income statement. This includes any premium where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (See Note 24).

p)    Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated by the treasury stock method, as follows:

•      numerator: earnings for the period; and

•      denominator: the number of shares is adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.     Main accounting practices – Continued

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

q)    Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranty and insurance policy brokerage.  Specifically in this case, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)    Revenue

a)    Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

b)    Interest income

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial result under the statement of income for the period.

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

(ii)   Gross profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from vendors, changes in inventory and logistics costs.

Bonus received from vendors is measured based on contracts and agreements signed with vendors.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the availability of goods for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

(iv)  General and administrative expenses

General and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v)   Other operating expenses, net

Other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement lines.

(vi) Financial result

Finance expenses include, substantially, all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, and discounting adjustments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

(vi) Financial result - Continued

Finance income includes income generated by cash and cash equivalents and judicial deposits, gains related to the measurement of derivatives at fair value, purchase discounts obtained from vendors, and revenues referring to discounts.

r)     Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities, for the current and prior periods, are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax are those that are enacted or substantially enacted, at the balance sheet dates.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), being calculated based on taxable income (adjusted income), at rates applicable in the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences, and unused tax losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax profit or loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

r)     Taxation -continued

Deferred income and social contribution taxes -continued

Deferred income and social contribution taxes liabilities referring to all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an operation, rather than a business combination and, at the time of the operation, affects neither the accounting profit nor taxable loss.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset the tax assets against the income tax liabilities and deferred taxes refer to the same taxpayer company and to the same tax authority.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

r)     Taxation -continued

Other taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the income statement.

The amounts recoverable derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold.

Taxes recoverable or prepaid taxes are shown in the current and noncurrent assets, in accordance with the estimated timing of their realization.

Sales taxes

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•      Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•      Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheets.

s)    Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

s)    Business combinations and goodwill -continued

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination occur in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on if the acquisition date through income statement.

Any contingent payment to be transferred by acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under CPC 38 (IAS 39) through income statement or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled under shareholders’ equity.

Goodwill is initially measured at cost and the excess between the consideration transferred and the amount recognized for non-controlling interest over assets acquired and liabilities assumed. If this payment is lower than the fair value of net assets of acquired subsidiary, the difference is recognized in the income statement as gain due to profitable purchase.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units which shall reap the business combination benefits, regardless if other assets or liabilities of the acquired company will be assigned to these units.

In cases the goodwill composes a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when profit or loss earned with the sale of operation is calculated. This goodwill is then measured based on the sold operation-related amounts and part of the cash generating unit which was maintained.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

4.    Main accounting practices – Continued

t)     Pension plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan through which the Company pays fixed contributions  to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to pay the benefits to all employees referring to length of service in current and previous periods.

u)    Customer loyalty programs

These are used by the Company to provide incentives to its customers in the sale of products or services. If customer buys products or services, the Company grants them credits. Customer may redeem the credits free of charge as a discount in the amount of products or services.

The Company estimates the fair value of scores granted according to the customer loyalty program, applying statistical techniques, considering the maturity of the plan defined in the regulation.

5.    Rules issued but not effective yet

There are no CPCs issued which are not effective yet, but there are IFRS issued to which there is no change in CPCs in force, but we expect the Brazilian standards will be in conformity with the international standards until the start date thereof. Below a summary of the IFRS main standards issued but not effective yet, as well as our expectations of their effects on the Company’s interim financial statements:

IFRS 9 – Financial Instruments – Classification and Measurement - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment.  This standard will be effective for the fiscal years starting as of January 1, 2013. The Company does not expect that this change will adversely affect its financial statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

5.    Rules issued but not effective yet - continued

IFRS 10 Consolidate financial statements - IFRS 10 as issued reflects the replacement of SIC 12 and IAS 27 and applies to consolidated financial statements when an entity controls one or more other entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 11 Joint arrangements - IFRS 11 as issued reflects the replacement of SIC 13 and IAS 31 and applies to Joint controlled entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 12 Disclosure of interests in other entities - IFRS 12 as issue applies to Disclosure of interests in other entities, which is intended to enable users to know the risks, the nature, and the effects in the financial statements of the interest in other entities. The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRS 13 Fair value measurements - IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The standard is effective for annual periods beginning on or after January 1, 2013. The Company will analyze the effect of the adoption of the standard.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments - IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. If this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The adoption of this interpretation will have no effect on the financial statements of the Company.
Improvements to IFRSs (issued in May 2010).

IASB issued clarifications on the IFRS rules and amendments applicable as of July 1, 2011. Below, the main amendments:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

5.    Rules issued but not effective yet - continued

  IAS 19 – Employee benefits;
  IAS 24 – Related party disclosures;
  IAS 27 – Separate financial statements;
  IAS 28 – Investments in associates;
  IFRS 1 – First time adoption of the International Financial Reporting Standards.

The Company will evaluate the effects on the adoption of these pronouncements and interpretations and expects to not adversely affect its individual and consolidated interim financial statements.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s results or shareholders’ equity.

6.    Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Company’s interim individual and consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated interim financial statements:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - continued

Judgments -continued

a)     Financial  lease commitments – Company as lessee -continued

The Company has entered into commercial property leasing agreements in its leased property portfolio and, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties and recorded the agreements as financial lease.

b)    Impairment

According to the financial statements for the year ended at December 31, 2010, the Company assessed if there was indication of assets impairment and in the period ended June 30, 2011, no signs or facts were identified for a new assessment.

Estimates and assumptions

a)    Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to income tax and expense already recorded. The Company establishes provisions, based on reasonable estimates, for eventual consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions – Continued

The Company has tax losses amounting to a tax benefit of R$787,614 at June 30, 2011 (R$720,530 at December 31, 2010). These losses do not have limitation periods and relate to subsidiaries that have tax planning opportunities available to support a portion of these balances. The Company recorded a provision for impairment of these deferred tax assets in the amount of R$79,196 at June 30, 2011.

Further details on taxes are disclosed in the Note 21.

b)    Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the interim financial statements cannot be derived from active markets, they are determined  according to the hierarchy set by CPC 38 (IAS39), to whom certain valuation techniques are determined, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible or information about comparable operations and transactions on the market. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market.  These techniques include the use of recent market arm’s length transactions, notional to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, these are determined by valuation techniques, including the discounted cash flow method. These models inputs are collected from the market, where applicable, when these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations on inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the financial instruments fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - Continued

c)    Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the Note 24.

d)    Goodwill impairment

The Company annually tests whether goodwill went through any loss, according to the accounting policy outlined in Note 4 and CPC 1 (IAS 36). Cash-generating units’ recovery amounts have been calculated in the preparation of the annual financial statements, based on calculations of recoverable amount and market quotes.

7.    Cash and cash equivalents

Financial investments at June 30, 2011 and December 31, 2010 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate. Financial investments available for withdrawal and in bank accounts are classified as financial assets measured by fair value through the income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

7.         Cash and cash equivalents – Continued

		Parent Company		Consolidated
	Rate *	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Cash and bank accounts		42,275	100,717	365,917	417,561

Financial investments:
Itaú	101.4%	583,422	279,058	1,152,848	1,727,488
Banco do Brasil	100.3%	469,320	568,741	885,331	696,331
Bradesco	101.4%	307,399	564,809	927,445	674,633
Santander	101.0%	56,444	53,443	213,496	70,087
ABN AMRO	103.0%	-	-	490	-
Unibanco	104.1%%	-	4,931	-	4,931
CEF	98.0%	2,778	2,668	2,778	2,668
Votorantim	84.6%	151,557	97,476	156,166	104,766
Safra	101.4%	36,726	49,849	251,214	53,750
Other	101.6%	4,100	35,884	7,382	65,779
		1,654,021	1,757,576	3,963,067	3,817,994

* Average CDI Rate

8.    Marketable securities

	Rates	12.31.2010

Banco do Brasil	CDB 100.20% and CDI + 10.92%	315,332
Banco Santander	101.00%	190,307
Banco Safra	101.00%	102,363
		608,002

Current		600,613
Noncurrent		7,389

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Credit card companies (a)	59,207	305,075	190,610	425,581
Sales vouchers and others	49,858	43,673	100,502	158,166
Consumer finance (b)	-	-	1,648,846	1,520,670
Consumer Finance - Bradesco	-	-	186,027	-
Credit sales with post-dated checks	1,483	2,027	5,419	6,294
Accounts receivable from wholesale customers	-	-	37,364	13,233
Private label credit card – interest-free installment payment	11,770	15,127	11,770	15,127
Accounts receivable from vendors (g)	218,641	333,551	278,725	421,097
Allowance for doubtful accounts (e)	-	-	(189,019)	(172,901)
Accounts receivable from related parties	127,311	180,917	-	-
Accounts receivable – FIDCs (c)	-	-	2,340,672	1,667,029
Adjustment to present value (d)	-	-	(6,572)	(7,062)
Current	468,270	880,370	4,604,344	4,047,234

Accounts receivable – Paes Mendonça (f)	-	-	434,295	420,570
Consumer finance	-	-	82,228	101,503
Other accounts receivable	37,075	59,087	105,190	105,859
Allowance for doubtful accounts (e)	(3,956)	(6,302)	(9321)	(16,302)
Noncurrent	33,119	52,785	612,392	611,630

	501,389	933,155	5,216,736	4,658,864

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable - Continued

a)    Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiaries Globex, Nova Casa Bahia and Nova Pontocom, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 18 months.

Through its subsidiaries Globex, Nova Casa Bahia and Nova Pontocom, the Company sells or deducts its credit card receivables to banks or credit card management companies, in order to obtain working capital.

b)    Consumer credit

Refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments, mainly in subsidiary NCB.

The Company maintains agreements with financial institutions where it is referred to as intervening party of these operations. (See Note 18).

b. 1) Consumer finance – Banco Bradesco

Until November 2010, NCB subsidiary maintained an operating agreement with Banco Bradesco (“Bradesco”), through its subsidiary Finasa, for the granting of credit to its customers aiming at making feasible the acquisition of its goods at stores. As a result of credit granted to customers, NCB receives the principal amount financed by Bradesco on the first business day following the sale date.

According to this agreement, NCB is liable for the extrajudicial collection of defaulting customers, bearing the corresponding expenses. After elapsing 45 days of the initial maturity of overdue installments, the NCB acquires the credit by means of assignment. Within this context, as required by CPC 38 (IAS 39) – Financial Instruments: Recognition and Measurement, the risks and benefits related to accounts receivable assigned to Bradesco are not substantially transferred to the counterparty, which is recognized in the NCB’s balance sheet against “Loans and Borrowings”.

The outstanding balance of these receivables under NCB’s responsibility at June 30, 2011 was R$186,899 (R$657,097 at December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable - Continued

c)    Accounts receivable - FIDCs

The Company carries out securitization operations of its receivables, mainly represented  by credit sales with tickets and credit card company receivables, with the Pão de Açúcar Receivables Securitization Fund (“PAFIDC”) and Globex Receivables Securitization Fund (“Globex FIDC”). The volume of operations stood at R$4,744,820 at June 30, 2011 (R$9,802,951 at December 31, 2010) for PAFIDC, R$1,715,242 at June 30, 2011 (R$390,682 at December 31, 2010) for Globex FIDC, in which the responsibilities for services rendered and subordinated interests were retained. The consolidated securitization costs of such receivables amounted to R$69,346 (R$57,334 at June 30, 2010) for PAFIDC and R$64,431 (R$14,598 at December 31, 2010) for Globex FIDC, recognized as financial expenses in the income statement.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables in PAFIDC and Globex FIDC at June 30, 2011 were R$2,340,672 (R$1,667,029 at December 31, 2010), net of allowance for losses.

d)    Adjustment to present value

The discount rate used by subsidiary NCB considers current market valuations as to the cash value over time and asset's specific risks. Credit sales with the same cash value were carried to their present value on the date of the operation, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. During the period ended June 30, 2011 these rates varied between 0.94% and 1.04% (0.66% and 1.05% on December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

9.    Trade accounts receivable – Continued

e)    Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

At the beginning of the period	(6,302)	(5,948)	(189,203)	(17,237)
Allowance for doubtful accounts	(2,796)	(10,932)	(94,288)	(596,885)
Recoveries and provision writte-off	5,142	10,578	85,151	424,919
At the end of the period	(3,956)	(6,302)	(198,340)	(189,203)

Credit sales with post-dated checks	-	-	-	-
Corporate sales	-	-	(174,358)	(172,901)
Other accounts receivable	(3,956)	(6,302)	(23,982)	(16,302)
	(3,956)	(6,302)	(198,340)	(189,203)

		Falling due	Past due and partially accrued for losses
	Total		<30 days	30-60 days	61-90 days	>90 days
6.30.2011	5,216,736	4,448,312	83,117	30,041	18,733	636,533
12.31.2010	4,658,864	3,741,698	229,411	16,497	53,090	618,168

f)     Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements.

g)    Accounts receivable from vendors

Accounts receivable from vendors includes rebates and discounts obtained from vendors. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

10.       Receivables Securitization Fund

a)    Receivables Securitization Fund - Pão de Açúcar

PAFIDC is a receivables securitization fund created for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term until December 7, 2012.

The capital structure of the fund, at June 30, 2011, is composed of 10,295 senior shares held by third parties in the amount of R$1,162,502 (R$1,096,130 at December 31, 2010), which represent 89.58% of the fund’s equity (89.30% at December 31, 2010) and 2,864 subordinated shares (also at December 31, 2010), held by the Company and subsidiaries in the amount of R$135,240, which represent 10.42% of the fund’s equity (10.70% at December 31, 2010).

The subordinated quotas were imputed to the Company and are recorded in noncurrent assets, as interest in the receivables securitization fund, with a balance of R$121.074 at June 30, 2011 (R$117,613 at December 31, 2010). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

The interest rates of senior shares are shown below:

		6.30.2011		12.31.2010
Quotaholders	Amount	CDI Rate	Balance	CDI Rate	Balance
			redeemable		redeemable

Senior A	5826	109.5%	713,604	109.5%	672,861
Senior B	4300	109.5%	195,284	109.5%	184,135
Senior C	169	109.5%	253,614	109.5%	239,134
			1,162,502		1,096,130

Subordinated quotas are registered and non-transferable, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund.

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

10. Receivables Securitization Fund - continued

a)    Receivables Securitization Fund - Pão de Açúcar (continued)

Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

b)    Globex Receivables Securitization Fund – Globex FIDC

Globex FIDC is a receivables securitization fund created to acquire the accounts receivable of Globex (mainly credit card), originated from the sale of products and services to its customers. This fund was created at November 11, 2010 with an indeterminate term.

The fund equity structure at June 30, 2011 is composed of 11,666 senior quotas held by third parties, amounting to R$1,254,924 (R$1,184,387 at December 31, 2010), representing 86.39% of the fund’s equity (87.5% at December 31, 2010) and 191 subordinated quotas (169 at December 31, 2010), held by the Company and its subsidiaries, amounting to R$197,618 (R$169,332 at December 31, 2010), accounting for 13.61% of the fund’s equity (12.5% at December 31, 2010).

Below, the interest rates of senior quotaholders:

		6.30.2011		12.31.2010
Quotaholder	Amount	CDI Rate	Balance redeemable	CDI Rate	Balance redeemable

Senior - 1st Series	11,666	107.75%	1,254,924	107.75%	1,184,387

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

10.       Receivables Securitization Fund – continued

b)    Globex Receivables Securitization Fund – Globex FIDC - continued

Subordinated quotas are registered and non-transferable and were issued in a single series. The Company will redeem the subordinated quotas after the redemption of senior quotas or upon the end of the fund’s term. Once remunerated the senior quotas seniors, the subordinated quotas will receive the fund’s net worth balance after absorbing eventual losses in receivables transferred and eventual losses attributed to the fund. Their redemption amount will be subject to credit, prepayment and interest rate risks of financial assets transferred.

The holders of senior quotas are not entitled to recourse against other Company’s assets in the event of customers’ delinquency. As contractually agreed upon between the Company and PAFIDC, the receivables transfer is irrevocable, irreversible and definite.

11.    Inventories

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Stores	908,409	999,835	2,892,171	2,638,904
Warehouses	712,317	623,223	2,076,798	2,291,445
Provision for inventories	(36,887)	(49,804)	(140,888)	(97,942)
Present value adjustment	-	-	(11,616)	(8,639)
	1,583,839	1,573,254	4,816,465	4,823,768

Provisions on inventories in the parent company mainly refer to provisions on unrealized vendors bonuses in inventories amounting to R$33,099 (R$40,883 at December 31, 2010). In the consolidated, the provisions for inventories are mainly composed of provisions for unrealized bonuses in inventories amounting to R$46,150 (R$51,344 at December 31, 2010), besides breakage provisions in Globex amounting to R$44,669 (R$25,422 at December 31, 2010).

The adjustment to present value of inventories refers to the corresponding entry of adjustment to present value of the indirect subsidiary NCB’s vendors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

12.    Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Current
Taxes on sales	307,266	263,936	997,330	612,956
Income tax	85,187	41,392	172,094	122,896
Other	84,950	58,894	179,384	153,050
Present value adjustment	(475)	(460)	(1,380)	(547)
	476,928	363,762	1,347,428	888,355
Noncurrent
Taxes on sales	-	111,812	74,811	189,097
ICMS and other	15,515	15,494	20,590	33,320
Present value adjustment	(5,355)	(7,504)	(11,434)	(8,911)
	10,160	119,802	83,967	213,506
Total taxes recoverable	487,088	483,564	1,431,395	1,101,861

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

13.    Related Parties

a)    Sales and purchases of goods

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Customers
Novasoc Comercial	29,357	37,678	-	-
Sé Supermercados	64,762	94,321	-	-
Sendas Distribuidora	28,309	47,682	-	-
Barcelona	1,987	1,849	-	-
Xantocarpa	13	2	-	-
Globex	705	1,617	-	-
Nova PontoCom	2,178	6,023	-	-
	127,311	189,172	-	-
Suppliers
Novasoc Comercial	2,696	2,289	-	-
Sé Supermercados	2,788	3,745	-	-
Sendas Distribuidora	6,672	11,530	-	-
Barcelona	1,569	2,131	-	-
Xantocarpa	542	752	-	-
FIC	4,521	7,242	5,589	8,879
Globex	136	853	-	-
Nova PontoCom	450	803	-	-
Globalbev bebidas e alimentos	1,508	-	1,713	-
Bravo Café	287	-	287	-
Sykué Geração de Energia Ltda	-	-	129	-
Fazenda da Toca Ltda	156	-	156	-
	21,325	29,345	7,874	8,879

	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Sales
Novasoc Comercial	159,214	143,198	-	-
Sé Supermercados	375,917	389,505	-	-
Sendas Distribuidora	137,608	124,646	-	-
Barcelona	2,358	11,599	-	-
Globex	4	873	-	-
Nova PontoCom	10,648	49,174	-	-
ECQD Participações	702	-	-	-
	686,451	718,995	-	-
Purchases
Novasoc Comercial	1,879	1,218	-	-
Sé Supermercados	7,489	6,190	-	-
Sendas Distribuidora	13,421	4,955	-	-
Nova PontoCom	-	3	-	-
Globalbev bebidas e alimentos	6,302	-	7,877	-
Bravo Café	892	-	896	-
Barcelona	-	1,464	-	-
Sykué Geração de Energia Ltda.	15,088	-	15,209	-
Fazenda da Toca Ltda	1,265	-	1,265	-
	46,336	13,830	25,247	-

Related party transactions, as disclosed above, are carried out at cost and are eliminated from the consolidated interim financial statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

13.    Related Parties - Continued

b)    Other operations

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Assets
Casino (i)	1,022	5,519	1,022	5,519
FIC / BINV (iv)	-	-	3,631	-
Pão de Açúcar Ind. e Com	1,171	1,171	1,171	1,171
Sendas S.A. (iv)	19,144	17,824	19,144	17,824
Sendas Distribuidora	723,189	564,208	-	-
Xantocarpa	16,145	3,916	-	-
Barcelona	210,835	178,909	-	-
Globex	8,593	8,570	-	-
Casas Bahia Comercial Ltda. (vii)	-	-	51,617	120,605
Nova PontoCom	5,985	308	-	-
Vancouver	2,790	2,351	-	-
Wilkes	676	-	676	-
E-HUB	30,686	-	30,686	-
Other	22,200	21,780	32,866	31,122
	1,042,436	804,556	140,813	176,241
Liabilities
Novasoc Comercial	-	(34,867)	-	-
Sé Supermercados	(12,493)	(48,936)	-	-
Fundo Península (ii)	(11,215)	(14,410)	(11,559)	(14,894)
Barcelona	-	(324,350)	-	-
Novasoc Comercial	10,122	-	-	-
Globex	(87,397)	(79,689)	-	-
FIC (iv)	(435)	(5,320)	(1,675)	(6,886)
Casas Bahia Comercial Ltda. (vii)	-	-	(440)	(231,203)
Other	(1,875)	(6,248)	1,157	(21,308)
	(103,293)	(513,820)	(12,517)	(274,291)

	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Income statement
Novasoc Comercial	4,345	4,141	-	-
Sé Supermercados	11,178	10,799	-	-
Sendas Distribuidora (iv)	26,181	18,268	-	-
Casino (i)	(2,417)	(2,680)	(2,417)	(2,680)
Fundo Península (ii)	(69,715)	(67,997)	(72,862)	(70,128)
Diniz Group (iii)	(8,293)	(6,346)	(8,895)	(6,346)
Sendas S.A.	-	(18,814)	-	(28,464)
Sykué Consultoria em Energia Ltda. (viii)	(377)	-	(441)	-
Casas Bahia Comercial Ltda. (vii)	-	-	58,833	-
FIC/Banco Investcred (iv)	-	(4,455)	1,397	(5,707)
Other	(4,200)	(4,200)	(4,200)	(4,200)
	(43,298)	(71,284)	(28,585)	(117,525)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

13. Related Parties – Continued

c)    Other transactions (continued)

               i.        Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727 thousand, it provides for the transfer of know-how in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Special Shareholders’ Meeting held at August 16, 2005.

              ii.        Península Fund: 58 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

             iii.        Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

             iv.        FIC/Banco Investcred: The impact in the income statement related to Banco Investcred represents: (i) refund of expenses deriving from the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

              v.        Casas Bahia: Globex maintains lease agreements for warehouses, offices and administrative buildings with the Management of Casas Bahia Comercial Ltda.

             vi.        Ponto Frio.Com Comércio Eletrônico S.A managers: On November 2010, in the context of the restructuring of GPA e-commerce business, the Company granted to certain PontoFrio.com Comércio Eletrônico S.A statutory managers, a loan amounting in $ 10,000, maturing on January 8, 2018, duly adjusted

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

13. Related Parties – Continued

b) Other transactions (continued)

            vii.        Dunnhumby International Limited: Agreement between GPA and Dunnhumby to analyze loyalty programs, as well as the delivery of reports and information for optimization of business management and categories strategy, through the assignment for the right to use software.

           viii.        Sykué Energy generation: Electricity Purchase and Sale Agreement on the Free Market to supply several consumer units.

             ix.        Sykué consultoria: energy planning services in order to supply electricity, including projection of energy consumption for each consumer unit , during 102 months (economic feasibility study of stores maintenance costs on the captive market or on the free market), regulatory advisory with ANEEL, CCEE and NOS.

              x.        Fazenda da Toca: goods supply agreement (fruits, vegetables and greenery)

             xi.        Axialent Brasil Consultoria Ltda.: Human resources outsourcing, considering group or individual coaching, workshops, preparatory interviews, assessment of organizational culture or diagnostic

            xii.        Bartira: Exclusive supply furniture agreement. This agreement provides profitable conditions for the NCB in the acquisition of furniture, when compared the margins in the industry. The amount was established by information of comparable transactions in the market

           xiii.        Other:  Expenses paid by the Company to its subsidiaries and other associated companies. Other related parties not described in this Note did not state balances or transactions in the periods.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

13. Related Parties – Continued

Related party-transactions shown above mainly result from operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially accounted for according to the market prices, terms and conditions, except for the trade commission operations between the Company and subsidiary Sendas whose remuneration was decreased to 0% per period.

c)    Management Compensation

The expenses related to the compensation of management’s key personnel (officers appointed pursuant to Bylaws and the Board of Directors), which were recorded in the income statement at June 30, 2011 and 2010, were as follows:

Board of Directors
	Remuneration	Other remuneration	Shore based Payment	Total
Board of Directors	-	2,783	-	2,783
Directors	11,982	15,430	6,564	33,975
Fiscal council	216	-	-	216

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

14.  Investments

a)    Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Globex	Nova Pontocom	NCB (i)	Other	Total
Balances at 12.31.2010	1,702,505	35,378	30,041	1,261,781	18,994	1,015,547	23,856	4,088,102

Additions	-	-	-	-	-	-	14,000	14,000
Exchange variation	-	-	-	-	-	-	(406)	(406)
Write-off	(228,580)	(36,655)	(16,941)	-	-	-	-	(282,176)
Equity pick-up	50,188	9,695	10,902	(7,657)	1,095	(16,611)	2,378	49,990
Gain/loss	-	-	-	820	482	-	-	1,302
Equity interest
Other	-	-	-	-	-	-	-	-
Balances at 6.30.2011	1,524,113	8,418	24,002	1,254,944	20,571	998,936	39,828	3,870,812

	Consolidated
	FIC	Binv/ Globex	Other	Total
Balances at 12.31.2010	206,373	24,002	2,165	232,540

Write-off	(695)	(13,528)	-	(14,223)
Equity pick-up	6,441	6,792	(2)	13,231
Balances at 6.30.2011	212,119	17,266	2,163	231,548

(i) Fair value of investment that NCB holds in Bartira.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

14.  Investments - continued

a)    Breakdown of investments (continued)

(i)    FIC

The summarized financial information of FIC at June 30, 2011 and December 31, 2010 is as follows:

	Consolidated
	6.30.2011	12.31.2010

Current assets	3,212,182	3,118,059
Noncurrent assets	200,473	289,963
Total assets	3,412,655	3,408,022

Current liabilities	2,799,090	2,783,045
Noncurrent liabilities	43,454	36,259
Shareholders’ equity	570,111	588,718
Total liabilities and shareholders’ equity	3,412,655	3,408,022
Operating results:
Revenues	417,256	918,415
Operating income	(16,229)	145,756
Net income	21,273	93,302

(ii)   Sendas

b)    Acquisition of non-controlling interest in Sendas Distribuidora

Sendas S.A. and Barcelona Comércio Varejista e Atacadista S.A. (Company’s subsidiary) entered into a Stock Purchase Agreement and Other Covenants, according to which Sendas Distribuidora’s shares held by Sendas S.A. may be transferred to Barcelona Comércio Varejista e Atacadista S.A. This non-controlling interest acquisition was approved by the Board of Directors of CBD, however, this transaction is subject to approval of the Company's shareholders' general meeting, which is a suspensive condition for the operation to be valid. Once met this condition, Sendas S.A. will transfer to Barcelona Comércio Varejista e Atacadista S.A. its entire interest in Sendas Distribuidora, currently corresponding to 42.57% of the capital stock for R$377,000 to be paid as follows: R$59,000 upon the transfer of shares and the remaining amount of R$318,000 in 6 annual and consecutive installments of R$53,000, the first installment

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

14.  Investments - continued

(ii)   Sendas (continued)

c)    Acquisition of non-controlling interest in Sendas Distribuidora (continued)

shall mature in July 2011, adjusted by IPCA (Extended Consumer Price Index) as of the fourth installment, and as July to December 2010 as reference basis. This present value of obligation assumed at June 30, 2011 is R$279,568 (R$324,350 at December 31, 2010).

	Consolidated
	6.30.2011	12.31.2010

Interest acquisition in Assai (i)	15,459	188,194
Interest acquisition in Sendas Distribuidora (ii)	279,569	324,350
	295,028	512,544

Current liabilities	68,444	297,484
Noncurrent liabilities	226,584	215,060

        i.            Accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group. The accounts payable will be settled in 2011.

          ii.        Accounts payable due to the acquisition of non-controlling interest in Sendas Distribuidora, which will be settled in 6 annual installments, and the last amortization will take place in December 2017, according to item a.

       15.Business combinations and acquisition of non-controlling interest

a)    Association with Nova Casa Bahia

Context of the partnership

At December 4, 2009, Casas Bahia Comercial Ltda. (“CB”) and GPA entered into a Partnership Agreement (“Partnership Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

15.  Business combinations and acquisition of non-controlling interest - continued

b)    Association with Nova Casa Bahia (continued)

Context of the partnership (continued)

At February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions to be taken: (i) maintenance of “Casas Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in propaganda and marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (iii) the maintenance of stores existing in 146 cities where both “Casas Bahia” and “Ponto Frio” are located; (iii) maintenance of respective warehouses and the Bartira’s furniture plant; (iv) maintenance of respective loan policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment.  Except for these specific conditions, both Globex and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

At July 1, 2010, NCB’s shareholders entered into an addendum to the Partnership Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

As a preliminary phase of this businesses merger, at October 1, 2010, the operating assets of CB were transferred to NCB through a partial spin-off.  This transfer included an equity interest of 25% in Bartira (remainder 75% still under the possession of CB).

Thus, as of October 1, 2010, NCB now operates under the "Casas Bahia” brand, which operates in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

At November 9, 2010, as a preparatory phase of the process to merge NCB shares into Globex, CDB centralized the retail trade and the electronic commerce of durable goods in Globex.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

15.  Business combinations and acquisition of non-controlling interest - continued

a)    Association with Nova Casa Bahia (continued)

Thus, the Company injected capital into its subsidiary Globex, used in this specific transaction as intervening party and of the consideration transferred to the acquisition, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$89,826; (ii) financial investments of R$290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$375,550. On the same date, the Globex shareholders’ approved the NCB’s shares incorporation. Globex started to operate with “Ponto Frio” and “Casas Bahia” banners.

Determination of the consideration transferred due to the takeover of NCB

With capital contributions established and as part of the merger process of NCB’s shares into the shareholders’equity of Globex, GPA transferred approximately 47% of its entire investment in Globex to CB, which is determined as total consideration transferred for the takeover of NCB (“total consideration transferred”).

Since Globex is a publicly held company, with its shares quoted and traded on the organized market (Bovespa) by independent purchasers and sellers and experts in electric/electronic products segment, for accounting purposes, the fair value of the consideration transferred was determined by the final price of Globex’s common share traded on Bovespa at November 9, 2010, as follows:

12.31.2010

Number of common shares held by CBD, corresponding to the 98.77% interest	168,927,975
Globex common share quote at November 9, 2010 - R$	15.00

Market value (Bovespa) of investment in Globex – 98.77%	2,533,920

47% of market value of investment in Globex assigned to CB’s shareholders	1,193,082

Fixed mandatory dividends to Bartira’s shareholders (i)	6,069

Assets received from CB considered as consideration transferred:

Call option for controlling interest in Bartira, net of income and social contribution taxes(ii)	(274,563)

Non-controlling interest over assets received	130,571

Value of total consideration transferred	1,055,159

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

15.  Business combinations and acquisition of non-controlling interest - continued

(i)    According to the Partnership Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that Klein family receives a total of R$12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay to CB, as a disproportional sharing was considered according to CPC 15 and IFRS 3R, as part of the total consideration transferred for takeover of NCB;

a)    Association with Nova Casa Bahia (continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

(ii)   Furniture supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira.  This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market;

(iii)   Advantageous lease agreement signed with CB: this refers to CB’s properties, which include stores, warehouses and buildings which are purposes of operating lease by NCB. This was measured according to information on comparable transactions in the market;

(iv)  Fair value of Bartira’s call option: the parties granted through the Partnership Agreement, call and put options for the interests held by GPA and CB in Bartira. The conditions are defined as follows:

•    During the lock-up period defined in the Partnership Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$1.00);

•    During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75%  interest in the capital stock of Bartira, currently held by CB, for a total of R$175,000, adjusted by IPCA (Extended Consumer Index Price);

•    Should NCB do not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$58,500, adjusted by IPCA;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

15.  Business combinations and acquisition of non-controlling interest - Continued

a)    Association with Nova Casa Bahia (continued)

Fair values of acquired identifiable assets and liabilities (provisional)

The fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

	Opening balance	(i) Fair value of investment held in Bartira	(ii) “Casas Bahia” banner	(iii) Commercial rights	(iv) Supply agreement under favorable conditions	(iii) Lease agreement under favorable conditions	Balance after provisional allocation of purchase price
Assets
Cash and cash equivalents	64,957	-	-	-	-	-	64,957
Marketable securities	586,536	-	-	-	-	-	586,536
Trade accounts receivable	2,434,960	-	-	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	-	-	1,360,420
Recoverable taxes	269,352	-	-	-	-	-	269,352
Deferred income tax	142,342	(46,770)	(549,242)	(136,344)	(47,971)	(87,075)	(725,060)
Prepaid expenses	58,498	-	-	-	-	-	58,498
Other	268,059	-	-	-	-	-	268,059
Investments in associated companies	-	137,560	-	-	-	-	137,560
Property and equipment	570,889	-	-	-	-	-	570,889
Intangible assets	57,217	-	1,615,417	401,011	141,092	256,103	2,470,840
	5,813,230	90,790	1,066,175	264,667	93,121	169,028	7,497,011
Liabilities
Trade accounts payable	(1,063,178)	-	-	-	-	-	(1,063,178)
Loans and borrowings	(1,438,859)	-	-	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	-	-	(1,405,165)
	(4,620,200)	-	-	-	-	-	(4,620,200)
Net assets	1,193,030	90,790	1,066,175	264,667	93,121	169,028	2,876,811

(i)    Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock.  It was measured by EBITDA multiples, obtained from market players.

(ii)   “Casas Bahia” brand: the brand is traditional and well known in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it.  Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

15.  Business combinations and acquisition of non-controlling interest – Continued

a)    Association with Nova Casa Bahia (continued)

Fair values of acquired identifiable assets and liabilities (provisional) (continued)

(iii)   Commercial rights: points-of-sale, many of them are located in very busy and large shopping centers.  Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred. These are measured according to information on comparable transactions in the market;

No contingent liabilities or assets were identified and recognized on the acquisition date, and even if positive, this would be Indemnifiable by CB or GPA, where applicable.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

12.31.2010
Fair value of acquired net assets	2,614,662
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,243,533

Bargain  purchase

As a result of: (i) measurement of the total consideration transferred due to takeover of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company verified on an accounting basis a gain due to bargain price acquisition, in the amount of R$453,569, recognized in the statement of income for the fiscal year ended December 31, 2010, under Other operating expenses as follows:

12.31.2010

Total consideration transferred due to takeover of NCB	(917,699)

Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,243,394)

Fair value of acquired net assets	2,614,662

Bargain purchase resulting from takeover of NCB	453,569

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

15.  Business combinations and acquisition of non-controlling interest – Continued

a)    Association with Nova Casa Bahia (continued)

Subsequent measurement – provisional allocation of purchase price

The NCB takeover was accounted for according to the method of acquisition, pursuant to IFRS 3R and CPC 15. The Company did not obtain a final evaluation of the acquired net asset fair value, so that to conclude that the evaluation of gain due to profitable purchase, referring to the NCB takeover.

In compliance with IFRS 3R and CPC 15, the Company will conclude the collection of data and the evaluation of acquired net asset fair value, as well as the consideration transferred in 2011 over 12 months as of the business combination date.

The costs of the transactions, totaling R$100,100 were treated as expense and included in other operating expenses in the statement of income for the year ended December 31, 2010.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

16. Property and equipment

a)   Parent Company

	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-offs	Transfers	6.30.2011

Land	820,088	-	-	-	(14,000)	806,088
Buildings	1,795,263	9,722	(28,173)	(19)	122,878	1,899,671
Leasehold improvements	986,223	104	(35,122)	(1,991)	80,627	1,029,841
Machinery and equipment	363,139	43,857	(38,719)	(1,706)	43,340	409,911
Facilities	92,104	8,805	(4,613)	(130)	8,418	104,584
Furniture and fixtures	160,882	9,352	(11,895)	(1,439)	19,485	176,385
Vehicles	15,192	588	(2,389)	(447)	376	13,320
Property and equipment in progress	421,480	206,004	-	(10,404)	(277,045)	340,035
Other	120,988	11,164	(3,068)	(29)	(1,929)	127,126
	4,775,359	289,596	(123,979)	(16,165)	(17,850)	4,906,961

Financial leasing:
IT equipment	3,666	19,708	(1,598)	-	2,935	24,711
Buildings	22,973	-	(683)	-	-	22,290
	26,639	19,708	(2,281)	-	2,935	47,001
Total property and equipment	4,801,998	309,304	(126,260)	(16,165)	(14,915)	4,953,962

b)   Consolidated

	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-Offs	Transfers	6.30.2011

Land	983,005	-	-	1,263	(38,302)	945,966
Buildings	1,907,727	12,120	(31,385)	122	159,887	2,048,471
Leasehold improvements	1,515,898	35,597	(60,181)	(495)	185,808	1,676,627
Machinery and equipment	607,579	93,770	(66,596)	(1,785)	106,091	739,059
Facilities	244,524	13,080	(14,681)	897	3,142	246,962
Furniture and fixtures	399,573	25,277	(26,348)	(304)	20,953	419,151
Vehicles	157,829	24,774	(15,131)	(886)	(1,152)	165,434
Property and equipment in progress	577,957	287,206	-	(8,144)	(436,187)	420,832
Other	141,569	20,201	(5,622)	(131)	12,970	168,987
	6,535,661	512,025	(219,944)	(9,463)	(13,210)	6,831,489

Financial leasing:
IT equipment	74,332	19,708	(2,313)	(185)	(40,408)	31,426
Buildings	33,414	-	(5,379)	-	13,572	61,315
Facilities	1,086	-	(54)	(1)	(56)	975
Furniture and fixtures	17,864	-	(786)	(12)	(5,917)	11,149
Vehicles	12,555	-	(3,628)	(145)	7,919	16,701
	28,683	-	(879)	-	-	27,804
	167,934	19,708	(13,039)	(343)	(24,890)	149,370
Total property and equipment	6,703,595	531,733	(232,983)	(9,806)	(11,680)	6,980,859

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

16. Property and equipment - continued

At June 30, 2011 and December 31, 2010, the Company and its subsidiaries had collateralized fixed assets and legal claims, as disclosed in the Note 22 (h).

The Company has not identified items of its fixed assets that require a provision for impairment at June 30, 2011.

c)    Capitalized borrowing costs

The amount of the borrowing costs capitalized at June 30, 2011 was R$17,318 (R$13,249 at December 31, 2010). The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 100% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

17.  Intangible assets

a)    Parent company

	Balance at:				Balance at:
	12.31.2010	Additions	Amortization	Transfers	6.30.2011

Goodwill - home appliances	174,548	-	-	-	174,548
Goodwill – cash and carry	300,614	-	-	-	300,614
Software	195,260	22,899	(18,447)	915	200,627
	670,422	22,899	(18,447)	915	675,789

b)    Consolidated

	Balance at:					Balance at:
	12.31.2010	Additions	Amortization	Write-offs	Transfers	6.30.2011

Goodwill – home appliances	428,762	-	-	-	-	428,762
Goodwill – cash and carry	279,851	-	-	-	-	279,851
Goodwill – retail	663,195	-	-	-	-	663,195
Banner – home appliance	38,639	-	-	-	-	38,639
Banner – cash and carry	399,719	17	-	-	-	399,736
Banner – e-commerce	1,615,417	-	-	-	-	1,615,417
Commercial rights – home appliances	617,899	7,570	(4,068)	(378)	2,537	623,560
Customer relationshp – home appliances	24,845	-	(3,142)	-	-	21,703
Profitable furniture supply agreement – Bartira	274,542	-	(27,498)	-	-	247,044
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	251,994	-	(27,486)	-	-	224,508
Software	286,902	73,925	(31,231)	(4)	(17,207)	312,385
Total Intangível	4,881,765	81,512	(93,425)	(382)	(14,670)	4,854,800

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

17.       Intangible assets – continued

c)    Impairment testing of goodwill and intangible assets

Goodwill and intangible assets are annually tested for impairment according to the method described in the Note 4 – “Main Accounting Practices”.

Management made an estimate of recoverable amounts or values in use for all assets. The assumptions adopted are described hereinafter.

As a result of the impairment tests carried out in 2010, the Company did not recognize any impairment losses.

For the year to end at December 31, 2011, the Company’s Management will submit all the goodwill and intangible assets recognized up to date to new impairment tests.

d)    Other intangible assets

Software was tested for impairment observing the same criteria set for property and equipment.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used in goodwill on investments.

Acquisition of intangible assets made in 2010

Referring to the business combinations occurred in 2010 (as described in Note 15), the Company acquired intangible assets with definite and indefinite useful lives, as follows:

•      Indefinite useful life – brands and commercial rights; and

•      Definite useful life – store lease agreement and buildings under profitable conditions (10 years), furniture supply agreement under profitable condition (3 years) and customer relationship (5 to 7 years).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18. Loans and borrowings

a)    Breakdown of debt

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Debentures
Debentures	279,990	523,574	279,990	523,574
Swap contracts	703	598	703	598
Funding fees	(3,050)	(3,497)	(3,050)	(3,497)
	277,643	520,675	277,643	520,675
Local currency
BNDES	70,745	39,099	107,810	80,905
IBM	-	-	6,805	6,810
Working capital	104,960	-	120,212	321,466
Consume finance – CDCI	-	-	1,948,066	1,283,059
Financial leasing	29,768	20,789	59,617	64,467
Swap contracts	-	(3)	-	(439)
Funding fees	(6,462)	(4,525)	(6,759)	(6,770)
Anticipation of receivables	-	249,997	-	249,997
	199,011	305,357	2,235,751	1,999,495
Foreign currency
Working capital	123,198	366,592	877,021	414,140
Swap contracts	(5,634)	35,778	97,408	43,856
Funding fees	(298)	(372)	(631)	(661)
	117,266	401,998	973,798	457,335
Total current	593,920	1,228,030	3,487,192	2,977,505

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Debentures
Debentures	1,494,799	1,075,538	1,494,799	1,075,538
Funding fees	(6,586)	(8,066)	(6,586)	(8,066)
	1,488,213	1,067,472	1,488,213	1,067,472
Local currency
BNDES	432,945	358,053	455,612	381,519
IBM	-	-	8,507	11,917
Working capital	1,045,094	703,049	1,329,013	971,029
FIDCs	-	-	2,417,427	2,280,517
Financial leasing	76,289	66,129	97,931	101,098
Swap contracts	14,564	7,967	13,647	8,134
Funding fees	(10,453)	(9,486)	(12,119)	(12,273)
	1,558,439	1,125,712	4,424,015	3,844,047

Foreign currency
Working capital	580,533	296,147	673,994	617,826
Swap contracts	79,766	35,055	99,699	63,059
Funding fees	(278)	(426)	(280)	(468)
	660,021	330,776	773,413	680,417

Total noncurrent	3,706,673	2,523,960	6,685,641	5,591,936

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18.       Loans and borrowings - Continued

b)    Schedule of loans and borrowings maturity recognized in noncurrent

Year	Parent Company	Consolidated
2012	76,800	2,633,437
2013	1,204,444	1,616,400
2014	1,849,233	1,852,974
2015	146,726	147,101
After 2015	446,787	454,714
Subtotal	3,723,990	6,704,626

Funding fees	(17,317)	(18,985)

Total	3,706,673	6,685,641

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18.       Loans and borrowings - Continued

c)    Working capital financing and swap

		Parent Company		Consolidated
	Rate	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Debt
Local currency
Itaú Unibanco	CDI + 1.5%	-	-	8	14
Banco do Brasil	CDI + 12.0%	1,150,054	703,049	1,434,804	1,085,681
Bradesco	CDI	-	-	3,890	632
Alfa	CDI + 1.5%	-	-	-	11,040
HSBC	CDI	-	-	10,523	4,811
Santander	CDI	-	-	-	190,317
Safra	CDI	-	-	-	-
		1,150,054	703,049	1,449,225	1,292,495

Current		104,960	-	120,212	321,466
Noncurrent		1,045,094	703,049	1,329,013	971,029

Foreign currency
Itau BBA	USD + 4.06%	430,131	296,147	430,131	296,147
Banco do Brasil	YEN	-	-	256,694	145,571
Bradesco	USD	-	-	94,035	-
Santander	USD + 5.94%	158	237,438	378,588	337,693
ABN AMRO	YEN + 4.92%	123,198	129,154	241,321	252,555
HSBC	USD	150,244	-	150,246	-
		703,731	662,739	1,551,015	1,031,966

Current		123,198	366,592	877,021	414,140
Noncurrent		580,533	296,147	673,994	617,826

Swap contracts
Itau BBA	CDI 100.0%	78,978	35,055	78,978	35,055
Banco do Brasil	CDI 103.6%	14,563	7,964	66,243	18,808
Bradesco	CDI	-	-	11,568	-
Santander	CDI 104.2%	(5,488)	52,814	53,322	56,560
ABN AMRO	CDI 101.8%	-	(17,036)	-	4,187
HSBC	CDI	643	-	643	-
		88,696	78,797	210,754	114,610

Current		(5,634)	35,775	97,408	43,417
Noncurrent		94,330	43,022	113,346	71,193

		1,942,481	1,444,585	3,210,994	2,439,071

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18.       Loans and borrowings- Continued

c)    Working capital financing and swap (continued)

The funds to finance working capital are raised with local financial institutions, denominated in local or foreign currencies. Main operations classified into this item are working capital financing, vendor operations.

Vendor operations are based on assignments of credit settled in vendors agreement executed with financial institutions, thus, allowing vendors to anticipate funds from the credit sales. Financial charges are 1.15% per month and maximum terms of up to 60 days.

Consumer finance operations refer to customer credit sales through the intermediation of a financial institution, conducted by subsidiary NCB. Sales can be divided into 24 monthly installments and average financial charges are 13.40% p.a..In these agreements, NCB substantially retains the risks and benefits connected with financed credits, collateralized with financial institutions by promissory notes issued by subsidiary and by the assignment of receivables.

   d) Consumer finance - CDCI

The operations of consumer finance correspond to the financing of credit sales to customers of subsidiary NCB, through a financial institution. Sales can be paid in up to 24 months and the average financial costs are charged 13.40% a.a. For such contracts, NCB retains substantially all the risks and benefits linked to loans financed with financial institutions secured by promissory notes issued by subsidiary and by assignment of receivables

e)    BNDES

The line of credit agreements denominated in reais, with the Brazilian Development Bank (BNDES), are subject to the indexation based on the TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual fixed interest rates. Financing is paid in monthly installments after a grace period, as mentioned in item e).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18. Loans and borrowings- Continued

e)    BNDES -- continued

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Company controls and monitors these indexes.

f) Guarantees

The Company signed promissory notes and letters of guarantee in the loans and borrowings took out with BNDES and Banco IBM (financial leases).

At June 30, 2011, the Company was in compliance with the aforementioned clauses.

			Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Maturity	6.30.2011	12.31.2010	6.30.2011	12.31.2010
TJLP + 4.5%	1	Jan/11	-	-	-	149
TJLP + 2.3%	11	Nov/11	-	-	4,039	8,889
TJLP + 2.3%	11	Nov/11	-	-	431	1,109
TJLP + 2.8%	11	Nov/11	-	-	1,901	4,183
TJLP + 2.3%	11	May/12	-	-	2,885	4,459
TJLP + 2.8%	17	May/12	-	-	1,763	2,725
TJLP + 3.2%	60	Nov/12	46,804	63,339	46,804	63,339
TJLP + 2.7%	60	Nov/12	6,761	9,150	6,761	9,150
TJLP + 2.3%	30	Jun/13	-	-	5,502	43,591
TJLP + 4.5%	48	Dec/14	-	-	142	167
TJLP + 4.5%	60	Dec/16	40,000	40,000	40,000	40,000
TJLP + 4.5%	60	Dec/16	41,000	41,000	41,000	41,000
TJLP + 4.5%	60	Dec/16	99,159	98,663	99,159	98,663
TJLP + 4.5%	60	Dec/16	45,000	45,000	45,000	45,000
TJLP + 4.5%	60	Dec/16	100,000	100,000	100,000	100,000
TJLP + 4.5%	60	Dec/16	20,000	-	20,000	-
TJLP + 4.5%	60	Dec/16	11,100	-	11,100	-
TJLP + 4.5%	60	Dec/16	10,000	-	10,000	-
TJLP + 4.5%	60	Dec/16	55,242	-	55,242	-
TJLP + 4.5%	60	Dec/16	23,624	-	23,624	-
TJLP + 4.5%	60	Dec/16	5,000		5,000	-
7% p.a.	3	Dec/12	-	-	26,694	-
TJLP + 1.9% p.a.	6	Jun/14	-	-	12,173	-
TJLP + 1.9% p.a. and 1% p.a.	6	Jun/14	-	-	2,292	-
TJLP + 3.5% p.a. and 1% p.a.	6	Jun/14	-	-	1,910	-
			503,690	397,152	563,422	462,424

Current			70,745	39,099	107,810	80,905
Noncurrent			432,945	358,053	455,612	381,519

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18. Loans and borrowings- Continued

g)    Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and Yen and fixed interest rates with Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rates. All these transactions are classified as hedge accounting, as disclosed in Note 19. CDI annual benchmark rate at June 30, 2011 was 11.05% (9.71% at December 31, 2010).

h) Redeemable PAFIDC quotas

As per CPC 38 (IAS 39), the Company records the amounts related to the senior quotas as “Loans and borrowings”.

i)  Debentures

	Parent Company and Consolidated
	Type	Outstanding debentures	Annual financial charges	Unit price	6.30.2011	12.31.2010

6th Issue – 1st Series	No preference	54,000	CDI + 0.5%	6,925	373,926	559,195
6th Issue – 2ndSeries	No preference	23,965	CDI + 0.5%	6,925	165,947	248,169
6th issue – 1st and 2nd Series	Interest rate swap	-	104.96 of CDI	6,925	703	598
7th Issue – 1st Series	No preference	-	119% of CDI	-	-	234,979
8th Issue – 1st Series	No preference	500	109.5% of CDI	1,178,849	589,425	555,772

9th Issue – 1st Series		610	109.5% of CDI p.a.	1,058,183	645,491	-
						-
Funding fees					(9,636)	(10,566)
					1,765,856	1,588,147
Current liabilities					277,643	520,675
Noncurrent liabilities					1,488,213	1,067,472

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2010	78,665	1,588,147
Interest rate net of payments and swap	-	(432,291)
9º Issue of Debentures	610	610,000
Amortisation of issue 7º	(200)	-
At 6.30.2011	79,075	(1,765,856)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18.       Loans and borrowings- Continued

h)  Debentures—(continued)

(i)                   Additional information

Data
Description	6th issue	7 [h] issue	8 [h] issue	9 [h] issue

At March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

At June 8, 2010, the Company’s Board of Directors approved the issue of a restricted offering of 200 non-convertible debentures, in the total amount of R$ 200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

At December 4, 2010, the Company’s Board of Directors approved the issue of a restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

At January 5, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 610 non-convertible debentures, in the total amount of R$610,000. The debentures issued within the scope of the 9th issue have the following characteristics:

Series:	Two series: 54,000 and 23,965 debentures were issued in the first and second series, respectively.	Single.	Single.	Single.

Class and Convertibility:	Not convertible into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type:	Unsecured	Unsecured	Unsecured	Unsecured

Issue date:	March 1, 2007.	June 15, 2009.	December 15, 2009.	January 5, 2011.

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18.       Loans and borrowings- Continued

h)  Debentures—(continued)

(i)        Additional information

Data
Description	6th issue	7 [h] issue	8 [h] issue	9 [h] issue

Term and maturity:	Seventy-two (72) months, thus maturing on March 1, 2013.	Seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011.	Sixty (60) months as of the issue date, thus maturing at December 15, 2014.	Thirty six (36) months as of the issue date, thus maturing on January 5, 2014.
Remuneration:

Daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due half-yearly, as of the issue date, always at March and September 1 every year.

119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

109.5% average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

107.75% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18.       Loans and borrowings- Continued

h)  Debentures—(continued)

(i)       Additional information

Data
Description	6th issue	7 [h] issue	8 [h] issue	9 [h] issue

Amortization:	To be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. At each amortization payment date, 25,988 debentures will be paid.	Amortization in a lump sum on the maturity date.

The unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

The unit face value of debentures will not be partially amortized throughout the effectiveness term of debentures. The unit face value of each debenture will be fully and exclusively paid on the maturity date.

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18.       Loans and borrowings- Continued

h)  Debentures—(continued)

(i)       Additional information

Data
Description	6th issue	7 [h] issue	8 [h] issue	9 [h] issue

Early redemption

As of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to Paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules.

	Not applicable	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

18.       Loans and borrowings- Continued

h)  Debentures—(continued)

(i)        Additional information

Data
Description	6 [h] issue	7 [h] issue	8 [h] issue	9 [h] issue

Financial ratios:

Calculated based on the Company’s consolidated interim financial statements in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At June 30, 2011 the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated interim financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2010, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated interim financial statements prepared under BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At June 30, 2011, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated interim financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At June 30, 2011, the Company was in full compliance with all these ratios.

Utilization of funds:	The funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.

Funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its vendors who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

		The funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.	Funds raised by means of the 9th issue shall be used by the Company to maintain its cash strategy and strengthen its working capital.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19.       Financial instruments

The Company uses financial instruments only for the indentified risk of protection limited to 100% of the risk.  The derivative transactions are exclusively used to reduce the exposure to the foreign currency fluctuation and interest rate, aiming at sustaining a balanced capital structure.

The Company’s financial instruments are reported according to CPCs 38, 39 and 40 (IAS 9, IAS 32 and IFRS 7). The main financial instruments and their amounts recorded in the interim financial statements by category, are as follows:

	Parent company
	Carrying amount		Fair value
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Cash and cash equivalents	1,654,021	1,757,576	1,654,021	1,757,576
Receivables and FIDC	501,389	1,050,769	501,389	1,050,769
Related parties, assets	1,042,436	804,556	1,042,436	804,556
Related parties, liabilities	(103,293)	(513,820)	(103,293)	(513.820)
Vendors	(1,709,881)	(2,219,699)	(1,709,881)	(2,219,699)
Loans and borrowings	(2,534,737)	(2,163,843)	(2,737,333)	(2,170,748)
Debentures	(1,765,856)	(1,588,147)	(1,816,238)	(1,580,328)
Net exposure	(2,915,921)	(2,872,608)	(3,168,899)	(2,871,694)

	Consolidated
	Carrying amount		Fair value
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Cash and cash equivalents	3,963,067	3,817,994	3,963,067	3,817,994
Financial investments	-	600,613	-	600,613
Receivables and FIDC	5,521,963	4,658,864	5,521,963	4,658,864
Related parties, assets	140,813	176,241	140,813	176,241
Related parties, liabilities	(12,517)	(274,291)	(12,517)	(274,291)
Vendors	(4,475,085)	(5,306,349)	(4,475,085)	(5,306,349)
Loans and borrowings	(8,406,977)	(6,981,294)	(8,609,637)	(6,988,199)
Debentures	(1,765,856)	(1,588,147)	(1,816,239)	(1,580,328)
Purchase option - Bartira	416,004	416,004	416,004	416,004
Net exposure	(4,618,588)	(4,480,365)	(4,871,631)	(4,479,451)

Cash and cash equivalents are classified within Level 2 and the fair value is estimated based on brokerage houses reports that use quoted market prices for similar instruments.

The fair value of other financial instruments described in Note 19 (b) allows to approximate carrying amount based on current payment terms. At June 30, 2011, the Company had no outstanding assets or liabilities in which their fair value could be measured using prices based on active markets for identical instruments (Level 1) and relevant unobservable information (Level 3).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19.       Financial instruments – continued

a)    Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)    Credit risk

•         Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the investments to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are continuously updated (See Note 7).

•         Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.19% in the period ended June 30, 2011 (0.59% at December, 2010 and 0.59% at June 30, 2010).

•         The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with renowned financial institutions.

•         Credit card and/or meal ticket sales are substantially destined to PAFIDC and Globex FIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (See Note 10).

(ii)   Interest rate risk

The Company and its subsidiaries raise loans and borrowings with main financial institutions in order to deal with cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19.       Financial instruments – continued

a)    Considerations on risk factors that may affect the business of the Company and its subsidiaries (continued)

 (iii)  Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, which aim at annulling the exchange exposure risk, transforming the cost of debt into domestic currency and interest rates.

 (iv) Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period ended June 30, 2011.

	Parent company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Loans and borrowings	4,300,593	3,751,990	10,172,833	8,569,441
(-) Cash and cash equivalents	(1,654,021)	(1,757,576)	(3,963,067)	(3,817,994)
Net debt	2,646,572	1,994,414	6,209,766	4,751,447

Shareholders’ equity	7,327,598	7,098,589	9,776,349	9,583,770

Shareholders’ equity and net debt	9,974,170	9,093,003	15,986,115	14,335,217

(v)   Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19.       Financial instruments – continued

a)    Considerations on risk factors that may affect the business of the Company and its subsidiaries (continued)

(vi) Derivative financial instruments

Few swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars and YEN) and fixed interest rates, converting the debt into domestic interest rates and currency.

These contracts amount to R$1,381,182 at June 30, 2011 (R$1,296,750 at December 31, 2010). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably are carried out with the same financial institution, observing the limits set by Management.

The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through income statement, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$2,781,541 at June 30,2011 (R$2,760,149 at December 31,2010) and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swap caps, margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations whose hedge accounting is applied, upon contracting and on a continued basis. Hedge operations contracted in the period ended June 30, 2011 reported effectiveness in relation to the debts, which are purpose of this hedge. For derivative operations qualified as hedge accounting, according to CPC 38(IAS 39), the debt purpose of the hedge is also adjusted at fair value as per fair value hedge rules.

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19.       Financial instruments – continued

a)    Considerations on risk factors that may affect the business of the Company and its subsidiaries (continued)

(vi)     Derivative financial instruments (continued)

		Consolidated
		Notional Value		Fair Value
		6.30.2011	12.31.2010	6.30.2011	12.31.2010
Fair value hedge
Purpose of hedge (debt)		2,008,232	1,797,564	2,044,975	1,853,749

Long position
Pre-fixed rate	11.05% p.a.	685,000	980,000	736,134	1,021,220
USD + Fixed		1,323,232	817,564	1,283,527	832,529
		2,008,232	1,797,564	2,019,661	1,853,749
Short position
	CDI 105.7% p.a.	(2,008,232)	(1,797,564)	(2,034,236)	(1,861,446)
Net position		-	-	(14,575)	(7,697)

		Consolidated
		Notional Value		Fair Value
		6.30.2011	12.31.2010	6.30.2011	12.31.2010
Swap agreements measured by fair value through income statement
Long position
USD + Fixed	5.92% p.a.	145,312	74,704	237,237	85,404
YEN + Fixed	1.69% p.a.	108,231	108,231	122,459	127,371
CDI + Fixed	100% CDI + 0.05% p.a.	519,766	779,650	1,972,451	811,600
		773,309	962,585	2,332,147	1,024,375

Short position	CDI	(773,309)	(962,585)	(2,558,213)	(1,131,886)
Swap net position		-	-	(226,066)	(107,511)

Total swap net position		-	-	(240,641)	(115,209)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19. Financial instruments – Continued

a)     Considerations on risk factors that may affect the business of the Company and its subsidiaries (continued)

(vi)  Derivative financial instruments (continued)

Realized and unrealized gains and losses over these contracts during the period ended June 30, 2011 are recorded in the net financial result and balance payable by fair value is R$240,641(R$115,209 at December 31,2010) and recorded under “loans and borrowings”.

Fair value hedge effects in the income for the period ended June 30, 2011 were R$ (6,710), (R$(6,100) at June 30, 2010).

(vii)          Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of BM&F Bovespa and discounting them to present value, using CDI market rates for swaps disclosed by BM&F Bovespa.

Market values of swaps and currency coupons x CDI were obtained by using the market exchange rates in the date in which the quarterly information are raised and the rates projected by the market are calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions the exponential convention - 252 business days was adopted.

b)    Sensitivity analysis of financial instruments

Listed companies must disclose an illustrative chart of sensitivity analysis, for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each period.

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19. Financial instruments – Continued

b)     Sensitivity analysis of financial instruments (continued)

In compliance with the aforementioned paragraph, according to the Management’s assessment the most probable scenario is what the market has been signaling through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operations. Therefore, in the probable  scenario, there is no impact on the fair value of financial instruments already mentioned above. For scenarios II and III, for the exclusive sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of financial instruments.

In case of derivatives (aiming at hedging the financial debt),changes in scenarios are accompanied by respective hedges, indicating if effects are not significant(bii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)    Fair value hedge (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Rate increase	(973,204)	(1,044,463)	(1,111,046)
Swap (asset position in pre-fixed rate)	Rate increase	967,054	1,036,398	1,100,903
	Net effect	(6,150)	(8,065)	(10,143)

Swap (liability position in CDI)	CDI decrease	(971,432)	(1,053,417)	(1,118,091)
Total net effect		847,233	(84,127)	(150,879)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19. Financial instruments – continued

b)   Sensitivity analysis of financial instruments (continued)

(ii)   Derivatives accounted for at fair value through income statement

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	USD increase	(1,040,563)	(1,300,606)	(1,560,727)
Swap (asset position in pre-fixed rate)	USD increase	1,047,519	1,309,399	1,571,279
	Net effect	6,956	8,793	10,552

Debt – YEN	YEN increase	(133,283)	(166,604)	(199,925)
Swap (asset position in YEN)	YEN increase	133,283	166,604	199,925
	Net effect	-	-	-

Swap (liability position in CDI)	CDI decrease	(1,055,740)	(1,137,296)	(1,210,054)

Total net effect		1,091,423	(79,718)	(150,718)

		Market projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Swap (short position in USD)	USD decrease	990,676	396,673	1,076,956
Swap (long position in CDI)	CDI increase	(990,724)	(397,207)	(1,081,344)
	Net effect	(48)	(534)	(4,388)

Net total effect		(48)	(534)	(4,388)

(iii)   Other financial instruments

		6.30. 2011	Market projection
Transactions	Risk		Scenario I	Scenario II	Scenario III

Loans and borrowings :
Debentures:
6th issue	100.05% of CDI	539,873	624,989	742,619	863,096
8th issue	109.50% of CDI	589,425	743,460	962,497	1,218,822
9th issue	107.75% of CDI	645,491	814,177	1,054,049	1,334,756
Total debentures		1,774,789	2,182,626	2,759,165	3,416,674

PAFIDC (Senior quotas)	109.5% of CDI	1,162,503	1,406,041	1,745,480	2,119,488
Total loans and borrowings exposure		2,937,995	3,588,667	4,504,645	5,536,162
		3,962,890	4,592,242	5,461,984	6,354,410
Cash and cash equivalents (*)	100.60% of CDI
Total net exposure (and deterioration compared to scenario I)		1,025,598	(22,023)	(46,236)	(185,327)
(*) weighted average

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ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19. Financial instruments – Continued

b)   Sensitivity analysis of financial instruments (continued)

(iii)   Other financial instruments

Sensitivity assumptions

The Company’s net exposure corresponds to the CDI-pegged debt and total net effect represents the deterioration of scenarios II and III in relation to scenario I, which is considered the most probable scenario by the Company.

The Company used projected future interest and U.S. dollar rates, obtained with BM&FBovespa on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at their fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

The company owns, thought its subsidiary Globex (Sabara), on June 30, 2011 the amount of R$ 2 (US$1) related to cash and banks balance.

c)    Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

	6.30.2011	Fair value measurement on the balance sheet date using other relevant observable assumptions (Level 2)	Fair value measurement on the balance sheet date using other relevant observable assumptions (Level 3)

Cash and cash equivalents	1,654,021	1,654,021
Cross-currency interest rate swaps	(224,404)	(224,404)	-
Interest rate swaps	(16,237)	(16,237)	-
Purchase Option - Bartira	416,004	-	416,004
	1,829,384	1,413,380	416,004

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

19. Financial instruments - Continued

d) Consolited position of operations  with derivatives financial instruments.

At June 30, 2011, below, the consolidated position of derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional Value	Contracting Date	Maturity	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Exchange swaps registered at CETIP (JPY x CDI)	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	6,861	19,005	6,034	17,037

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 40,000	11/21/2007	4/29/2011	-	(19,263)	-	(17,841)
		US$ 40,000	11/21/2007	5/31/2011	-	(19,259)	-	(17,611)
		US$ 40,000	11/21/2007	6/30/2011	-	(19,238)	(27,907)	(17,362)
		US$ 57,471	04/16/2010	4/10/2013	(20,078)	(9,121)	(21,432)	(3,746)
	ABN AMRO	US$ 40,000	3/14/2008	3/2/2012	(23,787)	(15,284)	(23,754)	(13,146)
		US$ 15,000	3/14/2008	12/20/2011	(8,939)	(5,749)	(8,932)	(5,008)
		US$ 10,000	3/14/2008	12/20/2011	(5,732)	(3,631)	(5,698)	(3,071)
	Brasil	US$ 84,000	3/31/2010	3/12/2012	(35,916)	(19,317)	(37,450)	(11,113)
	Brasil	U$ 78,500	2/9/2011	2/3/2012	(12,743)	-	(14,118)	-
	Bradesco	U$ 38,892	1/7/2011	1/4/2012	(7,058)	-	(11,542)	-
	Itaú	US$ 175,000	7/1/2010	9/7/2013	(70,477)	(37,229)	(75,067)	(35,055)
		U$ 160,300	5/5/2011	4/16/2014	(6,016)	-	(3,889)	-
	HSBC	U$ 150,000	4/29/2011	4/22/2013	(2,233)	-	(650)	-
Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	168	29	(2,340)	(1,253)
	(*)	R$ 33,000	12/23/2010	12/24/2012	103	11	(180)	(95)
		R$ 16,000	12/23/2010	1/14/2013	491	52	(954)	(513)
		R$ 35,000	12/23/2010	2/28/2013	101	11	(268)	(154)
		R$ 45,000	12/28/2009	3/11/2011	-	461		437
		R$ 80,000	6/28/2010	6/12/2013	446	404	(1,314)	(847)
		R$ 130,000	6/28/2010	6/6/2014	554	575	(3,917)	(2,190)
		R$ 130,000	6/28/2010	6/2/2015	423	511	(5,602)	(2,911)
		R$ 200,000	3/31/2010	3/7/2013	2,446	2,627	(247)	362
	Unibanco	R$ 779,650	6/25/2007	3/1/2013	(96)	(6)	(590)	(598)
	Santander	R$ 50,000	6/28/2010	6/12/2013	256	297	(824)	(531)
					(181,226)	(124,114)	(240,641)	(115,209)

(*) Renewal of contracts

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

20.       Income and social contribution taxes payable and tax installment payment

a)    Payable taxes and contributions

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

PIS and COFINS payable	144,962	120,749	248,105	216,194
Provision for income and social contribution taxes	11,642	11,718	27,285	58,006
Other	11,181	11,419	24,535	24,653
	167,785	143,886	299,925	298,853

b)    Installment payment

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Taxes paid by installments - Law no. 11,941/09	1,404,392	1,178,202	1,509,454	1,282,102
INSS	-	90,043	-	90,043
CPMF	-	29,505	-	35,428
Other	22,275	22,976	23,497	33,206
	1,426,667	1,320,726	1,532,951	1,440,779

Total Taxes	1,594,452	1,464,612	1,832,876	1,739,632

Current	208,478	195,366	345,017	361,874
Noncurrent	1,385,974	1,269,246	1,487,859	1,377,758

(i)     CPMF  – The Company waived certain lawsuits to file request for the Special Tax Installment Payment Program (“PAES”), pursuant to Law 10,684/2003. These installments were adjusted by TJLP (long-term interest rate) whose consolidated balance could be paid in 120 monthly installments.

(ii)   Other  – The Company filed request for installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by SELIC and are payable within 120 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

20.       Taxes and social contribution and taxes by installments – continued

b) Installment payment (continued)

 (iii)      Federal tax installment payment, Law 11,941/09 – The Law 11,941, published on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment payment overdue until November 2008, granting several benefits to its participants, such as reduction of fines, interest rates and legal charges, eventual utilization of credits calculated based on accumulated tax losses to settle default interest, ex-officio  fine and interest rates, the term of up to 180 months to pay the consolidated balance, the utilization of judicial deposits to reduce the balance to be consolidated, besides the non-assessment of IRPJ/CSLL/PIS/COFINS over the gains deriving from debt decreases provided by the adhesion to this installment payment.

       Considering this scenario, the Company decided to reduce its tax exposure, by adhering to this installment payment in order to include some of its tax liabilities in said installment payment. Therefore, during the period ended June  30, 2011, the Company jointly with legal counsels assessed the legal and administrative proceedings in progress with RFB (Brazilian Federal Revenue Office)/PGFN (National Treasury General Attorney Office) and the Federal Court, assessed as possible and/or probable risk of losses and decided to include certain cases in said installment payment program, which consolidation occurred between 07 and 30 of June of 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

21. Income and social contribution taxes

a)    Income and social contribution tax expense reconciliation

	Parent company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010

Earnings before income and social contribution taxes	246,098	288,867	192,173	323,056
Income and social contribution taxes at the notional rate of 25% for the parent company and 34% for subsidiaries	(61,524)	(72,217)	(57,652)	(96,917)
Tax fines	(516)	(229)	(179)	(524)
Sendas goodwill reserve	-	-	27,000	-
Income tax incentive	-	180	-	296
Recovery of credits	30,098	-	31,026	-
Equity pick-up and provision for subsidiary’s capital deficiency	12,498	21,237	3,969	12,153
Utilization of Globex’s extemporaneous credit
Other permanent differences (undeductible)	(3,212)	(7,459)	644	(11,972)
Effective income and social contribution taxes	(22,656)	(58,488)	4,808	(96,964)
Income and social contribution taxes for the period
Current	-	10,400	(35,938)	(5,036)
On amortized goodwill	(51,549)	(51,549)	(51,549)	(54,343)
Deferred	28,893	(17,339)	92,295	(37,585)
Deferred income and social contribution taxes expenses	(22,656)	(58,488)	4,808	(96,964)
Effective rate	9.2%	20.2%	-2.5%	30.0%

(*) GPA does not pay social contribution tax (9%) based on a successful lawsuit in the past, which reduces the income tax to 25% for the Company.

b)  Breakdown of deferred income and social contribution taxes

	Parent company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010

Tax losses (i)	85,098	54,375	787,635	720,530
Provision for contingencies	82,278	117,334	209,032	232,548
Provision for derivative operations taxed on a cash basis	(7,649)	(9,639)	37,688	27,418
Allowance for doubtful accounts	1,638	2,225	72,676	66,507
Goodwill tax amortization over investments	58,464	52,124	26,572	57,410
Provision for deferred income and social contribution taxes over non-amortized goodwill	-	-	-
Deferred income tax over adjustments under CPC	(3,069)	6,051	(1,222,164)	(1,200,042)
Surplus value of assets acquired through business combination	-	-	-	2,538
Income tax over Vieri goodwill	53,355	104,903	53,355	104,903
Provision for goodwill decrease	-	-	117,516	117,516
Other	17,319	12,818	75,024	44,044
Deferred income and social contribution taxes	287,434	340,191	157,334	173,372

Provision for realization of deferred income and social taxes	-	-	(79,196)	(106,198)

Deferred income and social contribution taxes assets	287,434	340,191	78,138	67,174

Ativo não circulante	287,434	340,191	1,180,342	1,136,462
Passivo não circulante	-	-	(1,102,204)	(1,069,288)
Imposto de renda e contribuição social diferidos	287,434	340,191	78,138	67,174

(i)   Tax loss carryforwards are related to the acquisition of Sé and Globex and those generated by the subsidiary Sendas Distribuidora. The realization of these net assets from the valuation reserve is deemed as probable according to Company’s business plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

21. Income and social contribution taxes - Continued

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent company	Consolidated
2012	35,151	134,312
2013	91,875	194,158
2014	64,759	235,899
2015	69,488	262,225
2016	26,161	353,748
	287,434	1,180,342

Pursuant to CPC 32 (IAS 12) – Taxes on Income, approved by CVM Deliberation nº 599/09, the Company’s Management prepared a technical feasibility study about the future realization of deferred tax asset, considering the Company’s probable capacity of generating taxable income, according to the main variables of its businesses.

The balance of deferred income tax and social contribution assets and liabilities were reclassified as of  31 December 2010 and June 30, 2011 in order to present the net amount per entity, pursuant to CCP 32 (IAS 12).

22.  Provision for contingencies

The provision for contingencies is estimated by the Company and corroborated by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsel and is stated deducting the corresponding judicial deposits, as follows:

a) Parent Company

	COFINS/PIS	Other	Labor	Civil and other	Total
Balance at 12.31.2010	37,943	246,951	-	41,963	326,857
Additions	-	10,637	15,902	624	27,163
Installment 11941/09	(39,762)	(17,523)	-	-	(57,285)
Payment	-	(78,398)	(7,929)	-	(86,327)
Reversal	-	(35,946)	(558)	(614)	(37,118)
Monetary restatement	1,819	5,616	4,151	5,126	16,712
Judicial deposits	-	(22)	(11,566)	(22)	(11,610)
Balance at 6.30.2011	-	131,315	-	47,077	178,392

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

22.  Provision for contingencies - Continued

b)   Consolidated

	COFINS/PIS	Other	Labor	Civil and other	Total
Balance at 12.31.2010	104,468	438,061	27,574	127,703	697,806

Additions	4,868	17,999	34,730	4,869	62,466
Installment 11941/09	(39,762)	(17,523)	-	-	(57.285)
Payment	-	(79.281)	(20.049)	(4.750)	(104.081)
Reversal	(2,723)	(85.370)	(2.202)	(10.009)	(100.304)
Transfer	-	6,889	1,790	(8,679)	-
Monetary restatement	4,434	31,534	4,257	3,579	43,804
Judicial deposits	(1,867)	(9,207)	(16,887)	128	(27,833)
Balance 6.30.2011	69,418	303,101	29,213	112,841	514,573

c)    Taxes

     Tax claims are indexed to the Central Bank Overnight Rate (“SELIC”), 10.56% at June 30, 2011 (9.37% at December 31, 2010), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax claims are subject to monthly adjustment to the amount of provisions for litigations according to the index rates used by each tax jurisdiction. The monetary adjustment is required by laws for all tax amounts, including provision for contingencies.

     COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started calling into question the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, the Company made a controlled compensation of tax debts of PIS and Cofins IPI credits - inputs subject to a zero rate or exempt - acquired from third parties (transferred on the basis of final decision). The value of the demands for PIS and COFINS on June 30, 2011 is R $ 69,418 (R $ 104,468 at December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

22.  Provision for contingencies - Continued

c)    Taxes  (continued)

Other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for 2010; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this year); (iv) question related to compensation of tax losses, as well as acquisition of supplier considered disqualified and (v) other less relevant issues. The amount recorded at June 30, 2011 is R$67,833 (R$55,519 at December 31, 2010).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs.

The accrued amount at June 30, 2011 is R$29,920 (R$31,088 at December 31, 2010), and a judicial deposit of R$9,698 was made (R$9,644 at December 31, 2010).

Tax provisions for contingent liabilities were recorded in Globex subsidiary, which upon business combination are recorded, according to CPC 15 (IFRS 3) requirements. The Company re-evaluated Globex claims on the reference date of acquisition by CBD (July

6, 2009) and recognized at June 30, 2011 the amount of R$137,097 (R$159,244 at December 31, 2010) in tax contingent liabilities.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

22.       Provision for contingencies – Continued

d)    Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At June 30, 2011, the Company recorded a provision of R$107,600 (R$88,078 at December 31, 2010) referring to lawsuits whose risk of loss was considered probable; the Company also has lawsuits with risk of loss estimated as possible in the amount of R$97,757 (R$92,730 at December 31, 2010). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.55% accumulated in the period ended June 30, 2011 (0.69% at December 31, 2010) accrued of 1% monthly interest. The balance of the net provision for restricted judicial deposits is R$10,599 (R$6,809 at December 31, 2010).

Labor provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$18,614 at June 30, 2011 (R$20,765 at December 31, 2010).

e)    Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At June 30, 2011, the accrual amount for these lawsuits is R$30,941 (R$33,349 at December 31, 2010), for which there are no judicial deposits.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

22.       Provision for contingencies - Continued

•                                       The subsidiary Globex is party in lawsuits involving the consumer relations rights (civil claims and assessments from PROCON) and few lawsuits involving contracts terminated with vendors, and the amount referred to in said lawsuits totals R$38,178 at June 30, 2011 (R$35,084 at December 31,2010). In these amounts, we point out indemnity suit filed by former services provider (Transmelhado), as a result of contractual termination, totaling R$10,464 at June 30, 2011 (R$8,990 at December 31,2010).

•                                       Civil provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$8,692 (R$10,745 at December 31, 2010).

Total civil actions and other at June 30, 2011 is R$112,841 (R$127,703 at December 31, 2010), net of judicial deposits.

f)     Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$3,415,292 at June 30, 2011 (R$2,994,455 at December 31, 2010), and are mainly related to:

•               INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$242,240 at June 30, 2011 (R$237,690 at December 31, 2010). The proceedings are under administrative and court discussion.

•               IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$307,988 at June 30, 2011 (R$255,393 at December 31, 2010).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

22.       Provision for contingencies – Continued

•               COFINS, PIS and CPMF – The Company has been called into question in motion for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$772,513 at June 30, 2011 (R$722,322 at December 31, 2010).

•               ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits; (ii) acquisitions from vendors considered to be incapable according to the state treasury’s records; (iii) return of goods to its stores; (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (v) resulting from the sale of extended warranty, (vi) goods purchased from vendors who enjoy the tax benefits in states where they are located, (vii) purchase of IT products and automation including tax benefit, (viii) difference in tax classification,  among others, not relevant. The total amount of these assessments is R$1,756,064 at June 30, 2011 (R$1,488,728 at December 31, 2010), which await a final decision in the administrative and court levels. The difference in value is due to new proceedings.

•               ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount of which is R$183,042 at June 30, 2011 (R$140,046 at December 31, 2010) and await administrative and court decisions.

•               Other litigations – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$138,112 (R$128,761 at December 31, 2010).

•               In Globex subsidiary, provisions were not set up for the contingent liabilities of other litigations with probability of losses and amounted to R$15,333 at June 30, 2011 (R$21,515 at December 31,2010). The difference in value is due to the reclassification of tax claims of Globex subsidiary.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

22.       Provision for contingencies – Continued

f)     Other non-accrued contingent liabilities (continued)

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

g)    Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to the litigations recorded in liabilities.

h)    Guarantees

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	836,024	1,683	1,504,658	2,342,365
Labor	6,156	3,140	72,796	82,092
Civil and other	11,201	2,195	37,726	51,122
Total	853,381	7,018	1,615,180	2,475,579

i)     Tax audit

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

23.  Leasing transactions

a)    Commitments and liabilities

	Parent Company		Consolidated
	6.30.2011		6.30.2011
		12.31.2010		12.31.2010
Gross liability from operating lease Minimum rental payment
Up to 1 year	295,379	372,817	817,422	762,313
1 - 5 years	797,669	1,061,168	2,144,137	2,172,858
More than 5 years	1,415,730	1,570,758	3,992,652	4,003,939
	2,508,778	3,004,743	6,954,211	6,939,110

The company’s believes that the non-cancellable minimum operating lease payment refers to the period of contract in normal course of operation, this obligation is shown in the chart above, as required by CPC 06 (IAS 17).

All contracts have penalty clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at June 30, 2011, the fine would be R$615,188 (R$656,060 at December 31, 2010).

(i)    Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010

Contingent payments as expense in the period	208,088	226,063	287,024	301,573

(ii)   Clauses with renewal or adjustment option

The terms of the agreements for the period ended June 30, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

23.  Leasing transactions - continued

b)    Financial lease

Financial lease agreements amounted to R$281,090 in June 2011 (R$292,747 in 2010), according to the chart below:

	Parent Company		Consolidated
	6.30.2011	12.31.2010	6.30.2011	12.31.2010
Finance leasing liability –minimum rental payments
Up to 1 year	29,768	20,789	59,617	64,467
1 - 5 years	46,749	36,268	60,465	63,116
More than 5 years	29,540	29,861	37,466	37,982
Current value of financial lease agreements	106,057	86,918	157,548	165,565

Future borrowing charges	105,507	115,458	123,542	127,182
Gross amount of financial lease agreements	211,564	202,376	281,090	292,747

	Parent Company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010

Contingent payments as expense in the period	1,756	1,651	1,756	2,600

The term of the agreements in the period ended at June 30, 2011 vary between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122 of 2010.

	Parent Company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010

Minimum rentals	122,057	112,254	255,962	218,788
Contingent rentals	44,945	41,632	112,669	132,308
Sublease rentals	(34,422)	(38,074)	(47,637)	(49,459)
	132,580	115,812	320,994	301,637

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

23.  Leasing transactions - Continued

b)    Financial lease (continued)

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net carrying amount of which was R$1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$1,029,000. The sold properties were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

24.   Shareholders’ Equity

a)    Capital stock

The subscribed and paid-up capital is represented by 259,960 at June 30, 2011 (257,774 at December 31, 2010) in thousands of registered shares with no par value, of which 99,680 at June 30, 2011 and at December 31, 2010 in thousands of common shares and 160,280 in thousands of preferred shares (158,094 at December 31, 2010).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$105,675 through the capitalization of special goodwill reserve. Out of this total, R$21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$84,540 will be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

24.   Shareholders’ Equity – Continued

a) Capital stock (continued)

At the Board of Directors Meeting held at May 5, 2011, the capital was increased by R$11,797 by means of the issue of 831,884 preferred shares.

b)    Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)    Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The corporate restructuring mentioned above occurred in 2006 and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398. The effect of this operation was deferred tax assets of R$53,355 at June 30, 2011 (R$104,903 at December 31, 2010) and a special goodwill reserve of R$238,930 at June 30, 2011 (R$344,606 at December 31, 2010), which shall be converted into shares and delivered to shareholders according to the deferred tax benefit.

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue and the amounts paid by non-controlling shareholders will be directly delivered to the controlling shareholder.

d)    Recognized granted options

The “options granted” account recognizes the effects of the Company’s executives share-based payment under CPC 10 (IFRS 2).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

24.  Shareholders’ Equity - continued

e)    Revenue reserve

(i)      Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)     Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

At the Annual and Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$421,500, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them creased at the Annual General Meeting held at April 29, 2010.

f)     Stock option plan for preferred shares

(i)    Original stock option plan

The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PN shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms: (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

24.  Shareholders’ Equity - continued

f)     Stock option plan for preferred shares (continued)

Shares subject to restraint on alienation (Q), upon the options exercise are calculated using the following formula:

Where:

Q =   Number of shares to be encumbered by restraint on alienation.

Q1 =             50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe = Share original exercise price, determined on the granting date, observing the terms of the Plan.

          The option price is updated by reference to the General Market Price Index – IGP-M variation to the date of its actual exercise, less dividends attributed for the period.

(ii)     New stock option plan for preferred shares

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, and originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan management committee, in the course of 35 months following the granting date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

24.  Shareholders’ Equity – continued

f)     Stock option plan for preferred shares (continued)

(ii)New stock option plan for preferred shares (continued)

The price for the Silver-type share will correspond to the average of trading closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital (“ROIC”) verified at the end of the 36th month as of the granting date.

The previous plan series are still effective until the respective maturity dates.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new preferred shares.

Information on the stock option plans is summarized below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

24.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares (continued)

(ii)New stock option plan for preferred shares (continued)

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(435)	(546)	(8)	-
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	42.43	901	(229)	(402)	-	271
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(901)	(106)	-	115
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2011	0.01	0.01	848	(567)	(6)	-	275
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(647)	(6)	-	297
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(178)	-	-	490
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(198)	-	-	495
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	524	(91)	-	-	433
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	131	(76)	-	-	55
						7,152	(3,601)	(1,072)	(8)	2,472

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at June 30, 2011
Series X	7/7/2006	7/7/2009	7/7/2011	33.00	42.43	901	(229)	(412)	-	(260)
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(320)	(6)	-	-
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(1,002)	(106)	(14)	-
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2011	0.01	0.01	848	(830)	(6)	-	12
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(933)	(7)	-	10
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(205)	-	-	463
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(230)	-	-	463
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0,01	453	(157)	-	-	296
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	167	(91)	-	-	76
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0,01	0,01	299	-	-	-	299
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	46,49	46,49	299	-	-	-	299
						6.726	(3.997)	(537)	(14)	2.178

Note: According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan resolved to anticipate the exercise date of the first tranche of series VII option to December 13, 2005. At March 15, 2007, VI series was terminated; at June 10, 2008, series VII was terminated, at August 5, 2009 series VIII was terminated at June 9, 2010, series IX was terminated and at April 29, 2011 series A1 Silver and Gold was terminated.

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at April 29, 2010 approved the accelerator at 1.5%, referring to A1 Series.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

24.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares (continued)

(i)            New stock option plan for preferred shares (continued)

 (continued)

At March 30, 2011, the Committee approved that no reduction occurred and or acceleration referring to Series A2.

At June 30, 2011, the Company preferred share price at BM&FBovespa was R$72.15 per share.

At June 30, 2011 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan.

(iii)          Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	6.30.2011	12.31.2010
Number of shares	259,960	257,774
Balance of granted series in effect	2,178	2,471
Maximum percentage of dilution	0.83%	0.95%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72% (0.89% - 2009), (b) expectation of volatility of nearly 40.47% (49.37% - 2009) and (c) the risk-free weighted average interest rate of 9.66% (10.75% - 2009). The expectation of average life of series X is 5 years, whereas for series A1, A2, A3, A4 and A5 and the expectation is 3 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

24.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares (continued)

(iii)     Consolidated information on the stock option plans - GPA (continued)

	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,675	17.76
Granted during the period	657	10.32
Cancelled during the period	(29)	31.11
Exercised during the period	(1,811)	18.77
Expired during the period	(5)	26.00
Year ended at 12.31.2010	2,471	14.53

Outstanding at the beginning of the period	2,472	14.53
Granted during the period	563	32.02
Cancelled during the period	(11)	32.62
Exercised during the period	(832)	14.18
Expired during the period	14	24.63
Period ended at 6.30.2011	2,278	19.03

Technical Pronouncement CPC 10 (IFRS 2)– Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at June 30, 2011 were R$12,787 (R$13,272 at June 30, 2010).

f)   Dividends

At the Board of Directors Meeting held at May 12, 2011 the payment of interim dividends for the first quarter of 2011 was approved, amounting in R$ 22,485,009.09, being R$ 0.09 per preferred share and R $ 0.081818181818 per common stock, previously approved at the Board of Directors Meeting at February 23, 2011, according to Company’s  dividend policy. The dividend payment was made on May 27, 2011. From May 20, 2011, the shares will be negotiated "ex-rights" to the dividends until the date of their payment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

25.  General and administrative selling expenses

	Parent company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010
Selling expenses
Personnel expenses	623,693	559,364	1,571,421	1,077,264
Commercial expenses	175,190	165,253	263,791	245,056
Real property expenses	221,393	196,592	356,772	314,340
Outsourced services	45.608	51.810	919.758	246.412
Other expenses	195.028	195.563	690.927	225.403
	1.260.912	1.168.582	3.802.669	2.108.475

Administrative and general expenses
Personnel expenses	140,373	156,705	450,993	214,514
Outsourced services	109.960	93.477	295.083	125.437
Other expenses	22,917	12,233	63,121	45,194
	273.250	262.415	809.197	385.145

26.  Other operating expenses, net

	Parent company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010

Tax installment payment (i)	(36,716)	(19,257)	(37,557)	(77,263)
Indemnifiable liability (ii)	(35,648)	(55,490)	(35,672)	29,649
Reversal of provision for restructuring	(3,609)	-	(35,718)	4,383
Reversal of provision	-	-	15,000	-
Permanent assets result	(420)	(1,582)	1,246	9,428
Equity interest gains	-	-	12,457	-
Other	-	-	5,041	(7,012)
	(76,393)	(76,329)	(75,203)	(40,815)

(i)Mainly composed by the review of 2009 tax payment installments - Refis, according to Law 11941/09.

(ii)Recording of Indemnifiable liability referring to the “First Amendment to the Partnership Agreement” between Globex, CBD and Casas Bahia, by CBD ensuring the right of indemnification to Globex of certain recognized contingencies to be due by Globex as of June 30, 2010. This transaction did not caused effects on the consolidated results, considering the corresponding effect under Deferred Income and Social Contribution Taxes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

27.  Financial result

	Parent company		Consolidated
	6.30.2011	6.30.2010	6.30.2011	6.30.2010

Financial Expenses
	(19,589)	(4,448)	(20,517)	(6,630)
Financial Charges-BNDES	(116,150)	(69,431)	(116,150)	(69,431)
Financial Charges-Debentures	(62,316)	(26,015)	(174,647)	(49,569)
Interest on loan	(31,710)	(6,500)	(59,583)	(13,406)
Swap operations	2,094	(4,930)	(6,710)	(5,545)
Mark-to-market of financial instruments	11,528	4,305	13,421	5,280
Capitalized interest	(59,289)	(49,689)	(314,135)	(58,716)
Receivables securitization	(9,696)	-	(16,668)	(82,472)
Credit card prepayment	(86,701)	(66,218)	(133,907)	(97,937)
Financial charges on contingencies and taxes	(3,497)	(3,697)	(7,169)	(6,952)
Interest on financial leasing	(15,453)	(8,903)	(47,672)	(15,965)
IOF and bank services	(106)	(91)	(112)	(3,747)
Interest on loan	-	(820)	(14,218)	(820)
Present value adjustment	(3,317)	(5,423)	(35,843)	(14,121)
Other financial expenses	(394,202)	(241,860)	(933,910)	(420,031)
Total financial expenses

Financial revenues	98,549	48,649	163,508	59,605
	3,461	7,355	12,003	8,216
Interest on cash and cash equivalents	21,281	21,608	44,963	25,803
Subordinated quotas-PAFIDC	10,498	15,673	39,443	43,584
Financial discounts obtained	2,272	991	3,254	1,577
Financial charges on taxes and judicial deposits	22,341	15,709	-	9
Interest on installment sales	1,769	(1,607)	1,138	(1,733)
Interest on loan	3,648	153	7,864	5,196
Present value adjustment	163,819	108,531	272,173	142,257
Other financial revenues
Total financial income	(230,383)	(133,329)	(661,737)	(277,774)

28. Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

In Brazil, preferred and common shares confer different voting rights and settlement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2011 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

28. Earnings per share  -- Continued

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the period.

The Company granted a share-based compensation plan to its employees (See Note 24), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury stock" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated for preferred shares.

Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

28. Earnings per share - continued

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

	6.30.2011			6.30.2010
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Real dividend proposed	-	-	-	-	-	-
Basic earnings allocated and not distributed	125,067	71,794	196,861	119,185	69,309	188,494
Net income allocated available for common and preferred shareholders	125,067	71,794	196,861	119,185	69,309	188,494

Basic denominator (thousands of shares)
Weighted average of shares	159,032	99,680	258,712	155,828	99,680	255,508

Basic earnings per thousands of shares (R$)	0.79	0.72		0,76	0,70

Diluted earnings per thousands of shares (R$)	0.78	0.72		0,73	0,70

Diluted numerator
Dividend proposed (accumulated)	-	-	-	-	-	-
Net income allocated and not distributed	125,067	71,794	196,861	119.185	69.309	188,494
Net income allocated available for common and preferred shareholders	125,067	71,794	196.861	119.185	69.309	188,494

Diluted denominator
Weighted average of shares (thousands)	159,032	99,680	258.712	155,828	99,680	255,508
Stock call option	1,130	-	1.130	1,579	-	1,579
Stock put option (Sendas)	-	-	-	-	-	-

Diluted weighted average of shares (thousands)	160,162	99,680	259.842	157,407	99,680	257,087

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

29.  Insurance coverage

Coverage at June 30, 2011 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property, equipment and inventories	Assigning profit	6,656,381	13,890,301
Profit	Loss of profits	1,390,055	2,432,182
Cars and other	Damages	449,780	719,100

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$134,605.

30.  Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees. Contributions made by the Company referring to the period ended June 30, 2011 amounted to R$1,307 (R$1,131 at June 30, 2010), employees contributions amounted to R$1,901 (R$1,663 at June 30, 2010). The plan had 856 participants at June 30, 2011 (878 at June 30, 2010).

31.     Segment information

The Management divided the entities recently acquired into four segments, as follows.

•      Retail – Includes the banners Pão de Açúcar, CompreBem, Extra, Sendas and explores the retail activity;

•      Home Appliances – Includes the banners Ponto Frio and Casas Bahia;

•      Cash & Carry  – Includes the banner ASSAI;

•      E-commerce includes the sites www.pontofrio.com.br, www.extra.com.br and www.casasbahia.com.br

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

31.       Segment information (continued)

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated quarterly financial information. GPA financing (including financial costs and financial income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. These four segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona and operates under the trade name “Assai”, and the Home Appliances segment which includes the Globex and Nova Casa Bahia that operate under the trade names “Ponto Frio” and “Casas Bahia”. Operating segments have not been aggregated to form the reportable segments.

In 2010, the Company identified the e-commerce segment separate from the home appliances segment due to different strategy and business management, which includes the sites pontofrio.com.br, extra.com.br  and casasbahia.com.br.

The Company measures the results of segments using the accounting practices adopted in Brazil, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

31.     Segment information (continued)

	Balance at 6.30.2011
Description	Retail	Cash and carry	Home appliances	E-commerce	Total	Removal	Total
Sales net revenue	10,465,003	1,745,752	8,481,275	1,446,543	22,138,573		22,138,573
Gross profit	2,872,601	230,929	2,501,910	230,456	5,835,896		5,835,896
Depreciation and amortization	(227,804)	(13,360)	(63,614)	(3,370)	(308,148)		(308,148)
Financial expenses	(439,335)	(48,832)	(382,395)	(63,348)	(933,910)		(933,910)
Financial income	81,089	1,387	189,408	289	272,173		272,173
Operating income	535,603	16,481	220,865	67,730	840,679		840,679
Earnings before income tax and social contribution	116,747	(15,534)	86,288	4,672	192,173		192,173
Income tax and social contribution	(13,907)	10,579	10,002	(1,866)	4,808		4,808
Profit	102,840	(4,955)	96,291	2,805	196,.981		196,981
Current assets	6,633,397	667,282	8,372,881	595,847	16,269,407	(974,371)	15,295,036
Noncurrent assets	13,657,276	595,161	3,723,717	86,730	18,062,884	(2,934,549)	15,128,335
Current liabilities	3,772,989	626,484	5,855,655	629,753	10,884,881	(923,268)	9,961,613
Noncurrent liabilities	8,037,624	539,120	2,181,660	142	10,758,546	(73,137)	10,685,409

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

	Balance at 6.30.2010
Description	Retail	Cash and carry	Home appliances	E-commerce	Total	Removal	Total
Sales net revenue	10,081,169	1,276,740	2,042,927	550,561	13,951,397	(1,710)	13,949,687
Gross profit	2,622,992	181,696	411,210	91,223	3,307,121	(1,710)	3,305,411
Depreciation and amortization	(215,593)	(10,410)	(26,110)	(524)	(252,637)	41,983	(210,654)
Financial expenses	(286,888)	(19,310)	(90,667)	(20,935)	(417,800)	(2,231)	(420,031)
Financial income	133,661	3,359	7,321	-	144,341	(2,084)	142,257
Operating income	482,618	28,351	25,972	15,713	552,654	(14,964)	537,690
Income tax and social contribution	203,618	12,400	36,791	(5,157)	247,652	75,404	323,056
Financial income	(74,980)	(6,380)	(3,857)	4,515	(80,702)	(16,262)	(96,964)
Profit	128,638	6,020	32,934	(642)	166,950	59,142	226,092

12.31.2010
Current assets	6,742,456	725,622	7,526,610	522,088	15,516,776	(807,800)	14,708,976
Noncurrent assets	13,626,901	768,278	3,548,155	72,282	18,015,616	(3,047,891)	14,967,725
Current liabilities	5,351,479	738,753	5,063,902	545,558	11,699,692	(883,766)	10,815,926
Noncurrent liabilities	6,843,297	512,839	1,998,313	168	9,354,617	(77,612)	9,277,005

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

31.  Segment information - Continued

•         Eliminations are composed of intercompany’s balances;

•         Mainly related to the classification of deferred income tax from current to non-current;

Entity general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	6.30.2011	12.31.2010
Food	55.17%	53.2%
Non-food	44.83%	46.8%
Total (*)	100.00%	100.0%

(*) Represents sales of gasoline and pharmacy items

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Explanatory Notes

Companhia Brasileira de Distribuição

Notes to the interim financial statements

June 30, 2011

(In thousands of Reais, except when otherwise stated)

32. Subsequent Events

(i) On July 25, 2011, the Board of Directors approved the payment of US$
0.09 per preferred share and R $ 0.081818181818 per common share, as an anticipation of interim dividends. The total amount of dividends to be distributed in the second quarter of 2011 will be US$ 22.6 million, according to the Company’s dividends policy, approved by the Board of Directors meeting held on 03 August 2009.
For the fourth quarter, after the fiscal year closing and the approval of corresponding financial statements, the Company will pay the mandatory minimum dividends to shareholders, calculated according to the Brazilian law, with the deduction of the advanced portion of dividends.

The payment for the 2Q11 will happen on August 10, 2011, for all outstanding negotiated without rights ("ex-rights") to dividends until the date of payment.

(ii) As the press release dated as of July 4, 2011, our Company received correspondence of its controller, Casino Guichard Perrachon SA ("Casino"), informing that an arbitration was requested for Mr. Abilio dos Santos Diniz, Ana Maria Falleiros of Santos Diniz D'Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Península Participações Ltda. In addition, our Company is included in the litigation as a co-party.
On July 8, 2011, our Company received a letter from the International Court of
Arbitration of International Chamber of Commerce, regarding the prosecution of arbitration ("Arbitration") by the Casino and its subsidiaries, Segisor and Sudaco Participações Ltda., which our Company was required and ordered to answer until 8 August 2011. At the arbitration request objectives is the declaration by the Arbitral Tribunal  that the Company  cannot take strategic decisions concerning to the proposal of GAMA 2 SPE (see press realese of  June 28, 2011), without the prior approval of its parent company Wilkes Participações S.A
The terms of the arbitration are subject to confidentiality.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 6/30/2011 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	25.16%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	3,091,566	1.93%	31,710,744	12.20%
ONYX 2006 PARTICIPAÇÕES LTDA.	-	0.00%	20,635,313	12.87%	20,635,313	7.94%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	16,144,083	10.07%	21,744,135	8.36%
SEGISOR *	-	0.00%	5,091,754	3.18%	5,091,754	1.96%
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00%	7,398,417	4.62%	7,398,417	2.85%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00%	4,076,494	2.54%	4,076,494	1.57%
PENÍNSULA PARTICIPAÇÕES LTDA.	-	0.00%	2,622,182	1.64%	2,622,182	1.01%
PAIC PARTICIPAÇÕES LTDA.	-	0.00%	652,140	0.41%	652,140	0.25%
BENGAL LLC *	-	0.00%	6,828,461	4.26%	6,828,461	2.63%
OREGON LLC *	-	0.00%	1,750,300	1.09%	1,750,300	0.67%
TREASURY SHARES	-	0.00%	232,586	0.15%	232,586	0.09%
OTHER	60,621	0.06%	91,756,562	57.25%	91,817,183	35.32%
TOTAL	99,679,851	100.00%	160,279,858	100.00%	259,959,709	100.00%

(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 6/30/2011 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	27.00
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	34,723,824	100.00	55,098,824	73.00
TOTAL	40,750,000	100.00	34,723,824	100.00	75,473,824	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 6/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding at 6/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding at 6/30/2011 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	250,659,233	61.48	3	42.86	250,659,236	61.48
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	9.63	1	14.29	39,260,448	9.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	9.63	1	14.29	39,260,448	9.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	9.63	1	14.29	39,260,448	9.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	9.63	1	14.29	39,260,448	9.63
TOTAL	407,701,021	100.00	7	100.00	407,701,028	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
	PUMPIDO PARTICIPAÇÕES LTDA		Shareholding at 6/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 6/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 6/30/2011 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00	937,121,094	100.00
TOTAL	937,121,094	100.00	937,121,094	100.00

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	68,309,328	42.62%	167,928,659	64.60%

Management
Board of Directors	-	0.00%	4,388	0.00%	4,388	0.00%
Board of Executive Officers	-	0.00%	660,500	0.41%	660,500	0.25%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.15%	232,586	0.09%

Other Shareholders	60,520	0.06%	91,073,056	56.82%	91,133,576	35.06%

Total	99,679,851	100.00%	160,279,858	100.00%	259,959,709	100.00%

Outstanding Shares	60,520	0.06%	91,073,056	56.82%	91,133,576	35.06%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2010
Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	Number	%	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	40,714,140	26.95%	2,086,078	31.15%	142,419,549	55.32%

Management
Board of Directors	-	0.00%	4,371	0.00%	-	0.00%	4,371	0.00%
Board of Executive Officers	-	0.00%	536,063	0.35%	2,689	0.04%	538,752	0.21%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	0	0.00%	-	0.00%	-	0.00%

Other Shareholders	60,520	0.06%	109,821,516	72.69%	4,609,172	68.81%	114,491,208	44.47%

Total	99,679,851	100.00%	151,076,090	100.00%	6,697,939	100.00%	257,453,880	100.00%

Outstanding Shares	60,520	0.06%	109,821,516	72.69%	4,609,172	68.81%	114,491,208	44.47%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Reports and Statements / Special Review Report - Unqualified

REPORT ON QUARTERLY INFORMATION REVIEW

To the Management and Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the interim, individual and consolidated financial statements of Companhia Brasileira de Distribuição and subsidiaries, contained in the Quarterly Financial Information Form for the quarter ended on June 30, 2011, which comprised the balance sheet as of june 30, 2011 and the income statements, statement of changes in shareholders’ equity and cash flow statement for the quarter and the six months period then ended, including the explanatory notes individual interim financial statement.

Management is responsible for the preparation and fair presentation of the interim individual financial statements in accordance to the Technical Pronouncement CPC 21 – Interim financial reporting and consolidated interim financial statements according to CPC 21 and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB),  as well as for the presentation of this information consistently with the rules issued by Brazilian Securities and Exchange Commission applicable to the preparation of  the quarterly financial information. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of Review

We conducted our review in accordance to the Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectivery). A review of the interim financial information consists of inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance to auditing standards and accordingly does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim information

Based on our review, we are not aware of any facts that would lead us to believe that the individual interim financial information included in the aforementioned quarterly financial information are not prepared, in all material respects, in accordance to CPC 21 applicable to the preparation of Quarterly Financial Information – ITR and are fairly presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Reports and Statements / Special Review Report - Unqualified

Conclusion on the consolidated interim information

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information included in the aforementioned quarterly financial information are not prepared, in all their material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information – ITR and they are fairly presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Interim Statements of Value Added

We also have reviewed the individual and consolidated interim statements of value added (“DVA”), for the six-months period ended on June 30, 2011. The presentation of which is required by the rules issue by  Brazilian Securities and considered Exchange Commission applicable to the preparation of the Quarterly Financial Information  and as supplemental information for IFRS, wich do not require the disclosure of DVA. These statements were subject to the same review procedures described above and, based on our review, we are not aware of any facts that would lead us to believe that these statements are not fairly presented, in all their material respects, in relation to the individual and consolidated interim financial statements taken as a whole.

São Paulo, July 25, 2011.

Ernst & Young Terco

Auditores Independentes S.S.

CRC-2-SP 015199/O-6

Antonio Carlos Fioravante

Accountant

CRC-1-SP 184973/O-0

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 27, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.